9/16

Follow-Up Materials

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Arisawa Manufacturing Co Ltd

*CURRENT ADDRESS

PROCESSED
SEP 2 0 2002
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4620 FISCAL YEAR 3-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

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12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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OICF/BY: dlw

DATE : 9/16/02

SECURITIES REPORT

(Report pursuant to Paragraph 1 of Article 24 of the Securities and Exchange Law)

54th Term

From April 1, 2001

through March 31, 2002

ARISAWA MANUFACTURING CO., LTD.

301-046

This document is an English translation of the Japanese language original solely for the reference purposes. The Japanese language original prevails over any translation.

SECURITIES REPORT

(Report pursuant to Paragraph 1 of Article 24 of the Securities and Exchange Law)

Business Term:	From April 1, 2001
(54th Term)	To March 31, 2002

To: Chief of Kanto Financial Affairs Bureau

Submitted on June 28, 2002

Name of the Company:	Kabushiki Kaisha Arisawa Seisakusho
English translation of name:	Arisawa Manufacturing Co., Ltd.
Name and title of representative:	Sanji Arisawa Representative Director & President
Location of principal office:	5-5, Minami Honcho 1-chome, Joetsu City, Niigata Prefecture Telephone number: (0255) 24-5126 Liaison: Kazuo Mori Managing Director In charge of the General Affairs Department
Nearest liaison office:	12-5, Yanagibashi 2-chome, Taito-ku, Tokyo Telephone number: (03) 3861-1110 Contact Person: Hideo Koike General Affairs Group, Tokyo Branch Office

Places where copies of the Securities Report are available for general inspection.

Name	Location
Arisawa Mfg. Co., Ltd. Tokyo Branch Office	12-5, Yanagibashi 2-chome Taito-ku, Tokyo
Arisawa Mfg. Co., Ltd. Osaka Branch Office	Konishi Nissei Building 11th Floor 12-12, Minami Senba 4-chome Chuo-ku, Osaka
Tokyo Stock Exchange	2-1, Nihonbashi Kabuto-cho Chuo-ku, Tokyo

TABLE OF CONTENTS

PART I. INFORMATION ABOUT THE BUSINESS

I. General Conditions of Business

1. Changes in the Principal Business Indicators, etc.

(1) Consolidated Business Indices, etc.

Term	50th Term	51st Term	52nd Term	53rd Term	54th Term
Year end	March 1998	March 1999	March 2000	March 2001	March 2002
Sales (¥ millions)	21,824	22,887	25,398	30,691	28,711
Ordinary profits (¥ millions)	1,989	2,657	3,208	4,818	3,791
Net profits for the current term (¥ millions)	1,576	1,668	2,039	3,118	2,358
Net assets (¥ millions)	11,448	12,880	16,928	20,599	27,385
Total assets (¥ millions)	24,802	25,950	29,478	33,896	37,851
Net asset per share (¥)	667.55	751.07	947.87	1,040.82	1,126.44
Earnings per share for the current term (¥)	97.35	97.30	116.52	159.98	106.08
Fully diluted earnings per share for current term (¥)	---	---	---	159.81	106.03
Net worth ratio (%)	---	---	57.5	60.8	72.3
Return on equity (%)	---	---	13.7	16.6	9.8
Price earnings ratio (x)	---	---	19.6	17.5	21.0
Operating cash flow (¥ millions)	---	---	2,134	4,821	4,030
Investing cash flow (¥ millions)	---	---	Δ2,785	Δ1,841	Δ4,380
Financing cash flow (¥ millions)	---	---	445	Δ2,681	3,951
Closing balance of cash or cash equivalents (¥ millions)	---	---	1,288	1,593	5,251
Number of Employees	---	---	782	798	851

Note: 1. *Consumption tax not included in sales amounts.*
2. *Figures for "Fully diluted earnings per share for current term" are not shown as the company has not issued corporate bonds with warrants attached or convertible bonds, and because the period for exercising preemptive rights granted in or prior to 52nd terms pursuant to the Item 1 of previous Article 280-19 of the Commercial Code have not yet arrived.*

(2) Business Indices of the Company

Term	50th Term	51st Term	52nd Term	53rd Term	54th Term
Year end	March 1998	March 1999	March 2000	March 2001	March 2002
Sales (¥ millions)	19,275	20,493	22,465	27,518	26,063
Ordinary profits (¥ millions)	1,816	1,981	2,190	3,528	3,425
Net profits for the current term (¥ millions)	869	1,111	1,240	2,002	2,009
Capital Stock (¥ millions)	2,633	2,633	3,673	3,876	6,320
Total Number of shares issued (1,000 shares)	17,150	17,150	17,860	19,791	24,311
Net assets (¥ millions)	10,511	11,387	14,618	17,183	23,645

Total assets (¥ millions)	22,500	23,286	25,930	29,034	32,718
Net asset per share (¥)	612.90	664.01	818.52	868.19	972.60
Dividend per share (¥) (out of which Interim dividend per share)	12.00 (-)	15.00 (-)	16.00 (-)	24.00 (-)	21.00 (-)
Earnings per share for current term (¥)	53.70	64.79	70.92	102.76	90.36
Fully diluted earnings per share (¥)	---	---	---	102.65	90.31
Net worth Ratio (%)	46.7	48.9	56.4	59.2	72.3
Return on equity (%)	---	---	9.5	12.6	9.8
Price Earnings Ratio (x)	---	---	32.1	27.2	24.7
Pay-out Ratio (%)	23.7	23.1	23.0	23.7	25.4
Number of Employees	657	678	570	531	569

Note:
1. *Consumption tax not included in sales amounts.*
2. *Figures for "Fully diluted earnings per share for current term" are not shown as the company has not issued corporate bonds with warrants attached or convertible bonds, and because the period for exercising preemptive rights granted in or prior to 52nd terms pursuant to the Item 1 of previous Article 280-19 of the Commercial Code have not yet arrived.*
3. *Number of Employees indicates number of full-time employees from the end of 52nd Term.*
4. *From the 54th term we have deducted treasury shares from capital, and the values for the net assets per share, net income per share, and net income per share after adjustments for potential shares have been calculated after subtracting the number of treasury shares from the total shares issued.*

2. History of the Company

July 1949	Took over the business of Arisawa Seisakusho, which was founded in 1909 and which manufactured Battenberg lace, narrow-width fabrics, electrical insulated tape, fiberglass, etc., and established Arisawa Manufacturing Co., Ltd.
April 1954	Established the Resin Processing Division.
June 1954	Moved the principal office from Ohmachi, Takada City (now Joetsu City), Niigata Prefecture to Minami Honcho in the same city.
May 1959	Opened the Tokyo Office and the Osaka Office.
September 1960	Initial public offer of the shares of the Company is made for the OTC market with the Tokyo Securities Dealers Association.
October 1961	Listed the shares on the Second Section of the Tokyo Stock Exchange.
December 1966	Established Arisawa Jushi Kogyo Co., Ltd. (currently a consolidated subsidiary), which specializes in the molding and processing of resin products in use for industrial-use structural materials.
June 1968	Opened a plant and built a new facility to process resins in Ohaza Nakatahara, Takada City (now Joetsu City), Niigata, Prefecture.
August 1973	Established Eagle Co., Ltd. (currently a consolidated subsidiary), a golf training course management company.
March 1974	Established Myoko Shinko Co., Ltd. (currently a consolidated subsidiary), which processes resin products in use for electrical insulating materials
June 1974	Merged with Arisawa Trading Co., Ltd. and reorganized the Operation Division into the Tokyo Branch Office, Osaka Branch Office, and Takada Sales Office.

April 1976	Established Yuai Sangyo, Ltd. (currently a consolidated subsidiary), which manufactures glass and woven products in use for electrical insulating materials.
May 1987	Established Arisawa Butsuryu, Ltd. (currently a consolidated subsidiary), a warehouse management and distribution company.
October 1989	Established Arisawa Kenpan Co., Ltd. (currently a consolidated subsidiary), which buys and sells related products.
December 1989	Established Arisawa Sporting Goods Co., Ltd. with equity participation from Arisawa Jushi Kogyo Co., Ltd., which buys and sells sporting goods (currently a consolidated subsidiary).
July 1991	With joint equity participation by Nihon Kayaku Co., Ltd., established Polatechno Co., Ltd., which manufactures LCD-use polarizing plates and Polatechno Hanbai Co., Ltd. which sells the polarizing plates.
December 1994	Opened a Technical Development Center within the Nakatahara Plant.
October 1996	With equity participation by Arisawa Butsuryu, Ltd., acquired Takada Vinyl, which specializes in the molding and processing of resin products for use in industrial materials (currently a consolidated subsidiary, Arisawa Polywork Co., Ltd.).
June 1999	Polatechno Co., Ltd. merges with Polatechno Hanbai Co., Ltd.
July 1999	Opened a plant at Ohaza Nakatahara, Joetsu City, Niigata (on the west side of Natatahara Plant), where a new facility of resin processing was installed.
April 2000	Established Cololink Japan Co., Ltd. (currently a consolidated subsidiary) which manufactures special optical films by joint investment with Colorlink, Inc. in U.S.A.
July 2000	Established Arisawa Fiber Glass Co., Ltd. (currently a consolidated subsidiary) to which the Company segregated and transferred its glass cloth weaving department related to electronic material and electrical insulating materials.

3. Business Lines

The Arisawa Group is composed of the Company (parent), 14 subsidiaries and 6 affiliates, by increasing 1 affiliate (Scalar Corporation) during the current consolidated fiscal year. Its main business is the sales of electronic materials, optical materials, electrical insulating materials, and industrial-use structural materials. Other business activities of the Group are sales, distribution and other services of the products related to the above materials, and sales of sporting goods, etc.

The positioning of the group's businesses and the relationship with the segments of each business is as follows. The two businesses "Manufacturing and Sales of Industrial-Use Materials" and "Other Operations" use the same divisions of segment information as those for each type of business in Segment Information of '5. State of Accounting'.

(1) Operation of Manufacturing and Sales of Industrial-Use Materials, etc.

1) Electronic Materials

The Company manufactures and sells electronic materials for use in flexible and rigid printed circuit boards while its subsidiary, Arisawa Fiber Glass Co., Ltd. manufactures glass cloth for printed circuit boards. The affiliated Tailflex Scientific Co., Ltd. manufactures and sells materials for flexible printed circuits boards.

2) Optical Materials

The Company manufactures and sells optical materials such as Fresnel lenses and anti-reflective screen panels for rear-projection TVs, while its subsidiaries Arisawa Optic Co., Ltd. manufactures and sells anti-glare filters and Colorlink Japan Co., Ltd. manufactures special optical films. The affiliated company Polatechno Co., Ltd. manufacturers and sells LCD-use polarizing plates, etc., and Scalar Corporation manufactures and sells medical-use optical equipment.

3) Electric insulating materials

Electric insulating materials such as general purpose-use glass cloth and tapes are manufactured by a subsidiary, Arisawa Fiber Glass Co., Ltd. and sold by the Company, which are also manufactured by subsidiaries, Yuai Sangyo, Ltd. and Howa Sangyo, Ltd., and an affiliate, Tochio Nakajin Shosen, Ltd.

Furthermore, the Company manufactures and sells flame and heat resistant electrical wire-use Mica tapes, electric insulating prepregs, adhesive tapes, etc., which are also manufactured by subsidiaries, Myoko Shinko Co., Ltd. and Arisawa Jushi Kogyo Co., Ltd.

4) Industrial-Use Structural Materials

The Company manufactures and sells industrial-use structural materials such as FW molded products, aircraft-use honeycomb panels, pultrusion molded products, and press laminate molded products. A subsidiary, Arisawa Polywork Co., Ltd., and an affiliate, Shinano Co., Ltd., manufacture vacuum molded products and FRP ski sheets, etc.

5) Others

Related products indicated in 3) and 4) above are sold by the Company and a subsidiary Arisawa Kenpan Co., Ltd. A subsidiary, Arisawa Butsuryu, Ltd., carries out the warehousing and transport of such products.

(2) Other Operations

Eagle Co., Ltd., a subsidiary, manages golf training courses, Arisawa Sporting Goods Co., Ltd. sells sporting goods, Kei Ski Garage, Ltd. manufactures and sells sporting goods.

The structure of the Group is indicated in the following diagram:

ARISAWA MANUFACTURING CO., LTD.

- Taiflex Scientific Co., Ltd. : Manufacture and sale of flexible printed boards
- Arisawa Fiber Glass Co., Ltd.: Manufacture of glass and special fiber woven products

Manufacture & Sales Industrial Materials: Optical Materials

- Polatechno Co., Ltd.: Manufacture and sale of LCD anti-glare sheets
- Arisawa Optic Co., Ltd.: Manufacture and sale of antiglare filters
- Colorlink Japan Co., Ltd.: Manufacture and sale of special optical films
- Scalar Corporation: Manufacture and sale of medical-use optical equipments

Manufacture & Sales of Industrial Materials: Electrical Insulation

- Myoko Shinko Co., Ltd.: Processing resin products
- Arisawa Jushi Kogyo Co., Ltd.: Molding and processing of resin products
- Yuai Sango, Ltd.: Manufacture of glass and special fiber woven products
- Howa Sangyo, Ltd.: Manufacture of glass and special fiber woven products
- Techio Nakajin Shosen, Ltd.: Manufacture of glass and special fiber woven products

Manufacture & Sales of Industrial Materials: Industrial-Use Structural

- Arisawa Polywork Co., Ltd.: Molding and processing of resin products
- Shinano Co., Ltd.: Molding and processing of resin products, process vinyl products
- Ryoyu Kogyo Co., Ltd.: Molding and processing of resin products

Manufacture & Sales of Industrial Materials: Miscellaneous

- Arisawa Butsuryu, Ltd.: Warehousing and distribution
- Arisawa Kenpan Co., Ltd.: Sales of related products

Miscellaneous Operations

- Eagle Co., Ltd.: Management of golf training courses
- Arisawa Sporting Goods Co., Ltd.: Sale of sporting goods
- Kei Ski Garage, Ltd.: Manufacture and sale of ski equipment
- Arisawa Sangyo, Ltd.: Real estate management

——— Transactions of Products, etc.

········ Other transactions

Consolidated Subsidiaries: 10

Unconsolidated Subsidiaries: 4

Equity Method Affiliated Companies: 4

Non-Equity Method Affiliated Companies: 2

Notes:

1. *Scalar Corporation acquired additional shares in September 2001.*
2. *Arisawa Polywork Co., Ltd. is an indirect subsidiary invested by Arisawa Butsuryu, Ltd.*
3. *Arisawa Sporting Goods Co., Ltd. is an indirect subsidiary invested by Arisawa Jushi Kogyo Co., Ltd.*

4. State of Affiliated Companies

(1) Parent Company
No applicable matters.

(2) Consolidated Subsidiaries

Company Name	Address	Capital Stock (Thousands of yen)	Main Business Content	Voting right possession ratio (%)	Relationship
Arisawa Fiber Glass Co., Ltd.	Joetsu, Niigata	100,000	Manufacture and sale of industrial use materials	100.0	Consigned production of glass fiber weaving products concerning electronic materials and electric insulating materials; lease of buildings and manufacturing facilities; financial support; concurrence of directors
Arisawa Jushi Kogyo Co., Ltd.	Joetsu, Niigata	10,000	Manufacture and sale of industrial use materials	100.0	Consigned production of resin products concerning industrial use structural materials; lease of land and buildings; concurrence of directors
Myoko Shiinko Co., Ltd.	Joetsu, Niigata	10,000	Manufacture and sale of industrial use materials	100.0	Consigned production of resin products concerning electrical insulating materials; concurrence of directors
Arisawa Kenpan Co., Ltd.	Chuo-ku, Osaka	30,000	Manufacture and sale of industrial use materials	100.0	Sale of products concerning business for the manufacture and sale of industrial use materials, etc.; concurrence of directors
Arisawa Butsuryu, Ltd.	Joetsu, Niigata	5,000	Manufacture and sale of industrial use materials	100.0 (1.0)	Consignment of warehousing and distribution operations; concurrence of directors
Yuai Sangyo, Ltd.	Joetsu, Niigata	16,000	Manufacture and sale of industrial use materials	100.0	Consignment of production of glass fiber products concerning electrical insulating materials; lease of buildings; concurrence of directors
Arisawa Polywork Co., Ltd.	Joetsu, Niigata	10,000	Manufacture and sale of industrial use materials	100.0 (100.0)	Stocking of resin products concerning industrial-use structural materials; lease of machinery; concurrence of directors
Colorlink Japan Co., Ltd.	Joetsu, Niigata	140,000	Manufacturing and sale of industrial use materials	60.0	Sale of products concerning special optical materials; lease of buildings and manufacturing facilities; concurrence of directors
Eagle Co., Ltd.	Joetsu, Niigata	10,000	Other businesses	100.0	Lease of land; financial support; concurrence of directors
Arisawa Sporting Goods Co., Ltd.	Kawa-guchi, Saitama	10,000	Other businesses	95.0 (95.0)	Lease of building; concurrence of directors

Notes: 1. *Figures in brackets represent indirect voting rights out of the total voting rights.*
2. *None of the subsidiaries appearing in the chart are special subsidiaries.*
3. *No subsidiaries above submit a securities registration statement or securities report to the authorities.*
4. *Sales of any one of the consolidated subsidiaries (excluding internal turnover) are less than 10% of the overall consolidated sales.*

(3) Affiliated Companies covered under the equity method

Company Name	Address	Capital Stock (Thousands of yen)	Main Business Content	Voting right possession ratio (%)	Relationship
Polatechno Co., Ltd.	Chiyoda -ku, Tokyo	1,240,000	Manufacture and sale of industrial use materials, etc.	45.0	Sale of products concerning optical materials; lease of land and building; guarantee of debt (*1); concurrence of directors
Shinano Co., Ltd.	Saku, Nagano	400,000	Other businesses	50.0	Stocking of products concerning industrial-use structural materials; lease of machineries; concurrence of directors
Scalar Corporation *2	Shibuya -ku, Tokyo	475,000	Manufacturing and sale of industrial use materials, etc.	27.7	Concurrence of directors
Taiflex Scientific Co., Ltd.	Takao, China	T$450,000	Manufacture and sale of industrial use materials, etc.	20.0	Concurrence of directors

Note: 1. The guarantee for the debt of Polatechno Co., Ltd. is ¥130 million, which guarantees the loans for facilities and working funds borrowed from financial institutions and is guaranteed by Nippon Kayaku Co. Ltd. and the Company.

2. Scalar Corporation acquired additional shares in September, 2001.

(4) Other related companies
No applicable matters.

5. State of Employees

(1) State of Consolidated Companies

(as of March 31, 2002)

Business Segments	Number of employees
Operation of Manufacture and sales of industrial use materials, etc.	828
Other operations	23
Total	851

Note: The number of employees indicates full-time employees and does not include part-time and temporary employees.

(2) State of the Company

(as of March 31, 2002)

Number of Employees	Average Age	Average Number of Years in Service	Average Annual Wage
569	38.50	16.50	¥5,698,387

Notes: 1. The number of employees indicates full-time employees and does not include the number of part-time and temporary employees.

2. The average annual wage includes bonuses and wages other than basic wages.

(3) Labour Union

The Company's labour union belongs to the Zensen Union Local Organization. Since its formation in 1946, the labour union has shown sound development. The labour-management relationship is very amicable and, through mutual cooperation, both have made efforts to expand the Company's business. As of March 31, 2002, labour union membership stands at 590.

II. Condition of Business

1. Outline of Business Performance, etc.

(1) Business Results

The economic situation during the current consolidated fiscal year was poor as the slowdown in the US economy, the recession in the IT industry and the September 11 terrorist attacks combined to contribute to a global recession. The domestic economy showed signs of a further decline, with factors such as the IT recession, the decline in investment in plant and equipment, the weak stock market and the rise in unemployment all contributing towards uncertainty regarding the future and to weak consumer spending.

Within this climate our group (the Company, its consolidated subsidiaries and affiliates covered under the equity method) worked to refine ourselves as an engineering type company and to pursue new product development and improve our proprietary technology in order to appeal to customers. We also pursued choices and concentrated our efforts in a manner that fits the changes to the marketplace and made a commitment to improving the efficiency of management resources and to reduce costs.

As a result, sales for the current consolidated accounting period decreased 6.5% on the previous consolidated accounting period to ¥28,711 million. Profits for companies consolidated under the equity method declined, which in turn caused a 21.3% decline in ordinary profits in comparison with the consolidated accounting period for last year's settlement, to ¥3,791 million. Net profits for the current period were ¥2,358 million, representing a decline of 24.4 percent against the previous year's consolidated accounting period.

Segment-wise results are as follows:-

1) Operation of manufacture and sales of industrial use materials, etc.

Sales of the electronic materials division decreased 20.6% on last consolidated accounting period to ¥9,608 million because demands for information related equipments has been dramatically decreased due to sluggish condition in Information Technology industry (orders received, amounting to ¥9,280 million and production on a non-consolidated basis for the current consolidated period showing decreases of 22.9% and 21.9% on last consolidated accounting period respectively).

Sales of the optical materials division increased 33.9% on last year to ¥9,246 million due to projection television use fresnel lenses (orders received, amounting to ¥5,781 million, and production on a non-consolidated basis for the current consolidated fiscal year increased 9.7% and 0.9% on last year respectively) and anti-reflection screen panels (orders received, amounting to ¥2,680 million, and production on a non-consolidated basis for the consolidated fiscal year increased 96.7% and 81.4% on last year respectively), etc. faring well, helped by good expansion of projection TVs.

Sales of electric insulating materials division, industrial use materials division and other division decreased 15.3% on last year to ¥8,983 million due to sluggish economy and the low level of domestic investment in facilities.

As a result, consolidated sales decreased 6.1% on last year to ¥27,837 million, while operating profits decreased 15.2% to ¥3,198 million on last year.

2) Other operations

Golf driving ranges experienced an increase in income even though sales were weak as a result of cost-cutting and other causes. Revenues deteriorated in sporting and recreation equipment sales, however, as sales did not grow, and the weak yen caused an increase in supply prices.

As a result, consolidated sales decreased 13.6% on last year to ¥931 million, while operating loss decreased ¥55 million to ¥28 million on last year.

Geographical breakdown figures are not shown as all the businesses of the group companies are operated in Japan.

Sales and order backlog figures, etc. in this section do not include consumption taxes, etc.

(2) Cash flow

On a consolidated basis during the current consolidated fiscal year, cash and cash equivalents (hereinafter "cash") increased by ¥3,657 million over the end of the previous fiscal year, to ¥5,251 million at the end of the fiscal year in question. This increase was due to revenues from issuing shares, etc. while there were also increasing expenditure for acquisition of tangible fixed assets (increase by 67.7% over previous consolidated period), increasing payment for income tax, etc. (increase by 76.6% over previous consolidated period) and increasing payment for dividends (increase by 66.1% on previous consolidated period).

The following is the status of the cash flow for the current consolidated fiscal year.

(Cash Flow from Business Activities)

Pretax net income declined as a result of causes such as a decline in investment income under the equity method. Nevertheless steps such as streamlining of assets enabled us to obtain almost the same level of cash inflow as during the previous fiscal year. However, cash flow from business activities amounted to an inflow of ¥4,030 million, decreased 16.4% compared with the previous consolidated period due to the payment for income tax, etc. increased 76.6% over the previous consolidated period.

(Cash Flow from Investment Activities)

Cash flow from investment activities amounted to an outflow of ¥4,380 million in funds (an increase of 138.0% over the previous fiscal year), as a result of expenses associated with accepting term deposits, investment in plant and equipment in order to enhance production facilities, and settlement of notes payable in connection with equipment (decline of ¥730 million against the balance at the end of the preceding consolidated fiscal year).

(Cash Flow from Financial Activities)

The amount of dividend payments was increased (by 66.1% against the preceding consolidated fiscal year), but cash flow resulted in a cash inflow of ¥3,951 million from financial activities as a result of steps such as issuing new shares of stock (in the preceding consolidated fiscal year, we had a cash outflow of ¥2,681 million from paying loans and other causes).

2. Manufacturing, Orders and Sales

Our group (the Company and its consolidated subsidiaries) manufactures and sells a wide variety of products of many types. Even products of the same type may not have the same volume, construction or form, etc. Some products are not made to order, while the production volume and amount of orders varies by business sector and segment and consequently we have not shown the production volume or volume of orders by segment for each business sector.

For this reason the status of manufacturing, orders and sales is shown in "1. Outline of Business Performance, etc." in relation to each business sector and segment.

The following are the sales performances and gross sales of the sales performances for our major clients over the two most recent fiscal years.

Business opponent company	Previous consolidated accounting period (from April 1, 2000 through March 31, 2001)		Current consolidated accounting period (from April 1, 2001 through March 31, 2002)	
	Amount (Thousands of yen)	Ratio (%)	Amount (Thousands of yen)	Ratio (%)
Sumitomo Shoji Plastics Co., Ltd.	4,142,529	13.49	4,536,126	15.80
Tomen Corporation	3,798,366	12.37	4,083,907	14.22
Kuraray Co., Ltd.	2,465,165	8.03	3,161,958	11.01

Note: Consumption tax, etc. are not included in the above.

3. Issues that have to be dealt with by the Company

(1) How we recognize the current status of the Company:

The Japanese economy experienced a rise in unemployment and weak personal consumption, which resulted in a continued state of uncertainty. Nevertheless, the recovery in the American economy and the halting of production cuts has led to a feeling that the economy has bottomed out. The electronics industries in which we are involved have shown some signs of recovery in print-board materials, although this rate is slow. In the optical materials field, growth is also expected for Fresnel lenses used in productions and antireflection plates. Nevertheless, electrical insulation materials, industrial structural materials and other fields are expected to continue to show a declining trend.

(2) The contents of issues to be dealt with by the Company

- To aim to become a company with high technologies, meet customers' needs speedily and flexibly and improve its own technologies.
- In order to succeed in international competition we will work to achieve efficient activity as an organization, to achieve improvements in personal capabilities which support these activities, and to achieve thorough cost cutting.
- We will endeavor to lead the market in concentrating and streamlining our management resources.
- We will make use of our network system to be the first in getting information, and work to improve our ability to act dynamically, through being the first to get information and by sharing the same.

(3) Policy Towards Addressing Challenges

- Provide services that integrate manufacturing, sales and technology, thereby improving customer satisfaction, and foster engineers who will progress in developing proprietary technologies.
- Form project teams across organizational lines and implement education in order to

improve individual capabilities.
- Engage in thorough cost-cutting by building our own proprietary production systems.
- Restructure unprofitable units to make efficient use of management resources.

4. Important Agreement, etc. for Operation

No applicable matters.

5. Research and Development Activities

The research and development activities of this Corporate Group are carried out mainly for the operation of manufacture and sale of industrial-use materials, etc. The Company carries out its research and development, and applies the manufacturing technologies to the manufacturing division of the Company and its consolidated subsidiaries. The Company is striving for its research and development activities to pursue new technologies and new products that are directly connected with users' needs as a technology development oriented company chiefly in the electronic materials, optoelectronic materials and composite materials.

Electronic materials include printed circuit board-use glass fiber cloth, printed circuit board-use prepreg, and FPC materials, etc. Optoelectronic materials include rear projection TV-use large Fresnel lenses and anti-reflection coated display screen panels, and 3D image related materials and composite materials include super-conductor related materials, aircraft materials for internal decoration, electric insulating materials and electronic apparatus related materials.

The technology department of the Company aims to focus on employing resources for the areas where development and growth can be expected under the flexible organizational structure to enable early product development in good timing, launch new products, foster next generation products, promote development of technologies and expand the basic technologies suitable for the future direction of the business in order to cope with recent quick changes in market conditions.

The number of person who are involved in research and development activities as of the end of the current consolidated fiscal year is 133, and the amount of the R&D expenditures for the same fiscal year is 1,876 million yen.

Following are the main research results in the business of manufacturing and sale of industrial-use materials, etc. during the current consolidated fiscal year.

- Print Wiring Fiberglass Cloth made from Environmentally Friendly Substances

With the growing global trend towards protecting the Earth's environment, we have developed a binder resin for fiberglass cloth which does not use methyl chloride, a substance that has an impact on the environment. Methyl chloride has traditionally been used as a solution for stopping resin, but in coordination with the voluntary control plans of the industry we have succeeded in developing an environmentally friendly water solution type resin. Through these efforts we have become the first domestic manufacturer to achieve a complete manufacturing process for fiberglass cloth which does not use methyl chloride, which we have applied to the fiberglass cloth produced by Arisawa Fiberglass Co., Ltd.

- Development of 3D Image Related Products

For some time we have worked to expand our array of products that are related to 3D images, and we have begun selling two large 3D TV models (22 inch type with a VGA resolution, and a 30 inch type with an XGA resolution), which enable a greater feeling of being at a live performance.

These models can be used not only for PC images created with dedicated software, but also allow for viewing video images with a 3D feeling and a feeling of intimacy and immediacy, through use of a dedicated converter.

- Development of Display Plate With Anti-Reflection Coating

In order to address the shift towards larger screens in rear projection TVs and the increase in production volume, we are reducing the cost of anti-reflection plates, and improving volume production technologies, and have begun developing products that are compatible with various displays.

III. State of Facilities

1. Outline of Capital Investment, etc.

Our group (the Company and its consolidated subsidiaries) has made capital investments that focus on growth sectors in order to accommodate rapid technical innovation and sales competition. During the current consolidated fiscal year we made ¥2,112 million in capital investments.

Our capital investments during the current consolidated fiscal year focused on manufacture and sales of industrial materials and similar products. The main capital investments were ¥285 million in expanding manufacturing facilities and equipment for electronic materials as well as ¥1,372 million in expanding manufacturing facilities and equipment for optical materials.

2. State of Main Facilities

(1) The Company

As of March 31, 2002

Office (Location)	Segment	Types of facilities	Buildings and Structures (Thousands of yen)	Machinery Equipments and Delivery Equipments (Thousands of yen)	Land (Thousands of yen) (m^2)	Others (Thousands of yen)	Total (Thousands of yen)	Number of Employees
Minamihon-machi Plant (Joetsu City, Niigata Pref.)	Manufacturing and sale of industrial use materials	Electronic materials mfg facilities Optical materials mfg facilities Electric insulating materials mfg facilities Industrial-use structural materials mfg facilities	733,962	423,481	180,955 (38,946)	138,665	1,477,065	188
Nakatahara Plant (Joetsu City, Niigata Pref.)	Manufacturing and sale of industrial use materials	Electronic materials mfg facilities Optical materials mfg facilities Electric insulating materials mfg facilities Industrial-use structural materials mfg facilities	2,152,154	1,621,336	257,810 (98,968)	390,056	4,421,357	263

Nakatahara West Plant (Joetsu City, Niigata Pref.)	Manufacturing and sale of industrial use materials	Electronic materials mfg facilities Optical materials mfg facilities	359,266	615,537	541,465 (38,198)	465,762	1,982,031	49
Principal Office/Takada Sales Office (Joetsu City, Niigata Pref.)	Manufacturing and sale of industrial use materials & Supervising works	Other facilities	330,431	42,374	269,685 (51,280)	5,191	647,683	110
Tokyo Branch (Taito-ku, Tokyo)	Manufacturing and sale of industrial use materials	Other facilities	233,519	1,579	198,706 (753)	8,403	442,209	33
Osaka Branch (Osaka City, Osaka Pref.)	Manufacturing and sale of industrial use materials	Other facilities	3,077	---	---	1,111	4,188	10

(2) Subsidiaries in Japan

Name of Company	Office (Location)	Segment	Type of Facilities	Buildings and Structures (Thousands of yen)	Machinery Equipments and Delivery Equipments (Thousands of yen)	Land (Thousands of yen) (m^2)	Others (Thousands of yen)	Total (Thousands of yen)	Number of Employees
Arisawa Fiber Glass Co., Ltd.	--- (Joetsu City, Niigata Pref.)	Manufacturing and sale of industrial use materials	Facilities manufacturing electronic materials; Facilities manufacturing electric insulating materials	632,956	714,765	17,683 (18,418)	4,250	1,369,656	75
Arisawa Jushi Ko-gyo Co., Ltd.	Kawaguchi Plant (Kawaguchi City, Saitama Pref.	Manufacturing and sale of industrial use materials	Facilities manufacturing industrial-use structural materials	8,132	20,427	---	1,273	29,833	14
Myoko Shinko Co., Ltd.	--- (Myoko-village, Niigata Pref.)	Manufacturing and sale of industrial use materials	Facilities manufacturing electric insulating materials	2,586	43,306	---	340	46,233	28
Arisawa Kenpan Co., Ltd.	--- (Osaka City, Osaka)	Manufacturing and sale of industrial use materials	Other facilities	---	5,357	---	623	5,980	6
Arisawa Butsuryu, Ltd.	(Joetsu City, Niigata Pref.)	Manufacturing and sale of industrial use materials	Other facilities	---	36	---	261	298	23
Yuai Sangyo, Ltd.	--- (Joetsu City, Niigata Pref.)	Manufacturing and sale of industrial use materials	Facilities manufacturing electric insulating materials	24	1,913	---	410	2,348	31
Arisawa Poliwork Co., Ltd.	--- (Joetsu City, Niigata Pref.)	Manufacturing and sale of industrial use materials	Facilities manufacturing industrial-use structural materials	104,944	51,830	157,927 (6,399)	3,419	318,121	59
Colorlink Japan Co., Ltd.	--- (Joetsu City, Niigata Pref.)	Manufacturing and sale of industrial use materials	Facility manufacturing optical materials	173,694	79,366	22,566 (1,592)	11,872	287,499	23
Eagle Co., Ltd.	--- (Joetsu City, Niigata Pref.)	Other businesses	Other facilities	207,019	1,413	83,834 (36,890)	7,490	299,757	5

Arisawa Sporting Goods Co., Ltd.	--- (Kawaguchi City, Saitama Pref.)	Other businesses	Other facilities	13,064	137	10,419 (850)	1,825	25,447	18

Note: 1. *'Others' in Book Value is the total of Tools & Fixtures and Construction in Progress. The amounts do not include consumption tax, etc.*

2. *Facilities of the subsidiaries include the major facilities which the Company leases to the domestic subsidiaries.*
3. *The numbers of employees of domestic subsidiaries include persons transferred to between the Company and domestic subsidiaries, and the numbers of employees of supervisory works and sales works at the Principal Office/Takada Sales Office include 84 persons transferred to affiliated companies, etc.*
4. *Facilities of the Company at the Nakatahara Plant, the Nakatahara West Plant, the Principal Office/Takada Sales Office and the Tokyo Branch include facilities leased to affiliated companies and non-consolidated subsidiaries, the main facilities of which are as follows:*

Name of related company	Land		Buildings and Structures	Machineries equipment and delivery equipment
	Area (m^2)	Amount (Thousands of yen)	Amount (Thousands of yen)	Amount (Thousands of yen)
Ryoyu Kogyo Co., Ltd.	4,385	9,686	---	---
Polatechno Co., Ltd.	5,172	11,424	145,446	---
Sinano Co., Ltd.	---	---	---	21,423
Arisawa Sangyo Co., Ltd.	135	45,766	---	---
Total	9,693	66,877	145,446	21,423

3. Plan of New Installation and Retirement, etc. of Facilities

Capital investment plans of the Corporate Group (the Company and its consolidated subsidiaries) are made in general consideration of industrial trend, order outlook, investment efficiency, etc. Facility plans are in principle made by consolidated subsidiaries separately, but they receive guidance by the Company in decision of planning.

The plan of new installation and retirement, etc. of facilities are as follows:

(1) New installations of important facilities

Name of company	Name of Office (Location)	Segment	Types of facilities	Total amount of investment planned (Thousands of yen)	Amount already paid (Thousands of yen)	Method of fund raising	Expected start and completion		Capacity after increase
							Start	Completion	
The Company	Minami-honmachi Plant	Mfg & Sale of Industri-al use materials	Electronic materials mfg facilities	1,684,000	207	Own funds and loans	February, 2002	April, 2003	(See Note 2)
	Nakata-hara Plant		Optical materials mfg facilities	2,840,000	402		January, 2002	June, 2003	
	Nakata-hara Nishi Plant		Other facilities	117,000	71,912		September, 2001	August, 2002	

	(Joetsu City in Niigata Pref.)								
Colorlink Japan Co., Ltd.	--- (Joetsu City in Niigata Pref.)	Mfg & Sale of Industri-al use materials	Optical materials mfg facilities	13,500		Loans	April, 2002	May, 2002	(See Note 2)

Note: 1. Planned amounts of investment do not include consumption taxes, etc.
2. Product-wise breakdown is not shown, because there are many different contents and forms of the products, use of each of the facilities can be shared, and it is therefore difficult to assess increase in capacities after producing finished products.

(2) Repair of important facilities

Name of Company	Name of Office (Loca-tion)	Segment	Types of facilities	Planned Investment		Method of fund raising	Expected start and completion		Capacity after inc-rease
				Total amount (Thousands of yen)	Amount already paid (Thousands of yen)		Start	Comple-tion	
The Company	Minami Hon-machi Plant (Joetsu City, Niigata Pref.)	Mfg & Sales of Industrial use materials	Other facilities	74,200	35,000	Own funds	December 2001	August, 2002	(See Note 2)

Note: 1. Planned investment amounts do not include consumption taxes, etc.
2. Product-wise breakdown is not shown, because there are many different contents and forms of the products, use of each of the facilities can be shared, and it is therefore difficult to assess increase in capacities after producing finished products.

IV. State of the Company

1. State of Equity Shares, etc.

(1) Total number of shares, etc.

① Total number of shares

Class	Authorized Number of Shares to be Issued
Common Stock	57,000,000 shares
Total	57,000,000 shares

Note: Articles of Incorporation stipulate the following.
The authorized number of shares to be issued is 57,000,000. Elimination of shares, however, will decrease this number proportionately.

② Shares issued

Class	Number of Stocks Issued		Stock Exchange Where Listed or Securities Dealers Association Where Registered	Contents
	As of End of Business Term (As of March 31, 2002)	As of Date Submitted (As of June 28, 2002)	Tokyo Stock Exchange (2nd Section)	---
Common Stock	24,311,980 shares	26,748,978 shares	---	---
Total	24,311,980 shares	26,748,978 shares	---	---

Note: 1. All shares issued have voting rights.

2. *The number of shares issued 'as of Date Submitted' does not include the shares issued as a result of execution of new share subscription right which were issued for the period from June 1, 2002 to the date submitted in accordance with the Item 1 of previous Article 280-19 of the Commercial Code.*

(2) State of the New Share Subscription Rights, etc.

Resolution made on June 26, 1998 (New share subscription rights in accordance with the Item 1 of previous Article 280-19 of the Commercial Code.)

	As of the end of fiscal year (March 31, 2002)	As of the end of prior month to the month submitted (May 31, 2002)
Number of New Share Subscription Rights	---	---
Classes of shares available under the new share subscription rights	Common Share	Same as the left.
Number of shares available for new share subscription rights	14,200 shares	8,400 shares
Amount to be paid-in upon exercise of the new share subscription rights	¥1,410	¥1,282
Exercise period of the new share subscription rights	June 27, 2000 through June 26, 2003	Same as the left.
Issue price and paid-in capital amount of shares to be issued upon exercise of the new share subscription rights	Issue Price ¥1,410 Paid-in Capital Amount ¥705	Issue Price ¥1,282 Paid-in Capital Amount ¥641
Terms and conditions for the execution of the new share subscription rights	A person who is granted a new share subscription rights as an eligible person must also be a Director or an employee of the Company at the time of exercise of the rights.	Same as the left.
Provisions concerning the transfer of new share subscription rights	Transfer, pledge as collateral security, other disposition and inheritance are not permitted with respect to preemptive stock subscription rights.	Same as the left.

Note: The issue price and paid-in capital amount were adjusted in accordance with share split made on May 20, 2002.

Resolution made on June 29, 1999 (New share subscription rights in accordance with the Item 1 of previous Article 280-19 of the Commercial Code.)

	As of the end of fiscal year (March 31, 2002)	As of the end of prior month to the month submitted (May 31, 2002)
Number of New Share Subscription Rights	---	---
Classes of shares available under the new share subscription rights	Common Share	Same as the left.
Number of shares available for new share subscription rights	192,000 shares	Same as the left.
Amount to be paid-in upon exercise of the new share subscription rights	¥2,439	¥2,218
Exercise period of the new share subscription rights	June 30, 2001 through June 29, 2004	Same as the left.
Issue price and paid-in capital amount of shares to be issued upon exercise of the new share subscription rights	Issue Price ¥2,439 Paid-in Capital Amount ¥1,220	Issue Price ¥2,218 Paid-in Capital Amount ¥1,109

Terms and conditions for the execution of the new share subscription rights	A person who is granted a new share subscription rights as an eligible person must also be a Director or an employee of the Company at the time of exercise of the rights.	Same as the left.
Provisions concerning the transfer of new share subscription rights	Transfer, pledge as collateral security, other disposition and inheritance are not permitted with respect to preemptive stock subscription rights.	Same as the left.

Note: The issue price and paid-in capital amount were adjusted in accordance with share split made on May 20, 2002.

Resolution made on June 29, 2000 (New share subscription rights in accordance with the Item 1 of previous Article 280-19 of the Commercial Code.)

	As of the end of fiscal year (March 31, 2002)	As of the end of prior month to the month submitted (May 31, 2002)
Number of New Share Subscription Rights	---	---
Classes of shares available under the new share subscription rights	Common Share	Same as the left.
Number of shares available for new share subscription rights	233,000 shares	Same as the left.
Amount to be paid-in upon exercise of the new share subscription rights	¥2,739	¥2,490
Exercise period of the new share subscription rights	June 30, 2002 through June 29, 2005	Same as the left.
Issue price and paid-in capital amount of shares to be issued upon exercise of the new share subscription rights	Issue Price ¥2,739 Paid-in Capital Amount ¥1,370	Issue Price ¥2,490 Paid-in Capital Amount ¥1,245
Terms and conditions for the execution of the new share subscription rights	A person who is granted a new share subscription rights as an eligible person must also be a Director or an employee of the Company at the time of exercise of the rights.	Same as the left.
Provisions concerning the transfer of new share subscription rights	Transfer, pledge as collateral security, other disposition and inheritance are not permitted with respect to preemptive stock subscription rights.	Same as the left.

Note: The issue price and paid-in capital amount were adjusted in accordance with share split made on May 20, 2002.

Resolution made on June 28, 2001 (New share subscription rights in accordance with the Item 1 of previous Article 280- 19 of the Commercial Code.)

	As of the end of fiscal year (March 31, 2002)	As of the end of prior month to the month submitted (May 31, 2002)
Number of New Share Subscription Rights	---	---
Classes of shares available under the new share subscription rights	Common Share	Same as the left.
Number of shares available for new share subscription rights	260,000 shares	Same as the left.
Amount to be paid-in upon exercise of the new share subscription rights	¥2,200	¥2,000

Exercise period of the new share subscription rights	July 1, 2003 through June 30, 2006	Same as the left.
Issue price and paid-in capital amount of shares to be issued upon exercise of the new share subscription rights	Issue Price ¥2,200 Paid-in Capital Amount ¥1,100	Issue Price ¥2,000 Paid-in Capital Amount ¥1,000
Terms and conditions for the execution of the new share subscription rights	A person who is granted a new share subscription rights as an eligible person must also be a Director or an employee of the Company at the time of exercise of the rights.	Same as the left.
Provisions concerning the transfer of new share subscription rights	Transfer, pledge as collateral security, other disposition and inheritance are not permitted with respect to preemptive stock subscription rights.	Same as the left.

Note: The issue price and paid-in capital amount were adjusted in accordance with share split made on May 20, 2002.

(3) The Change in total number of shares issued, capital, etc.

Date		Number of shares issued		Capital (Thousands of yen)		Capital Reserves (Thousands of yen)	
		Change	Balance	Change	Balance	Change	Balance
July 31,1997	*1	2,850,000	17,150,000	1,918,050	2,633,050	1,915,200	1,924,868
October 9, 1999	*2	710,000	17,860,000	1,040,860	3,673,910	1,040,150	2,965,018
May 19, 2000	*3	1,786,000	19,646,000	89,300	3,763,210	Δ 89,300	2,875,718
March 31, 2001	*4	145,800	19,791,800	113,140	3,876,350	112,995	2,988,713
May 21, 2001	*5	1,979,180	21,770,980	---	3,876,350	---	2,988,713
December 18, 2001	*6	2,500,000	24,270,980	2,415,000	6,291,350	2,415,000	5,403,713
March 31, 2002	*7	41,000	24,311,980	28,905	6,320,255	28,905	5,432,618

Note:
- *1. *Overseas private placement and subscription; Issue Price of ¥1,345. Capitalization was made at ¥673 per share.*
- *2. *450,000 shares were placed to Government of Singapore Investment Corporation Pte Limited, and 260,000 shares were placed to Perpetual Plc at ¥2,931 per share and capitalization was made at ¥1,466 per share.*
- *3. *¥89,300,000 was transferred from Capital Reserves to Capital, and 1 for 1.1 split was made for the shares held by the shareholders registered on the shareholders' registry and the effective shareholders' registry as of the end of March 31, 2000.*
- *4. *The increase is due to the execution of new share subscription right in accordance with the Item 1 of previous Article 280-19 of the Commercial Code.*
- *5. *1 for 1.1 split was made for the shares held by the shareholders registered on the shareholders' registry and the effective shareholders' registry as of the end of March 31, 2001.*
- *6. *Private placement and subscription in domestic and foreign markets except U.S.: Issue Price of ¥1,932. Capitalization was made at ¥966 per share.*
- *7. *The increase is due to the execution of new share subscription right in accordance with the Item 1 of previous Article 280-19 of the Commercial Code.*
- 8. *As of May 20, 2002, 1 for 1.1 split was made for the shares held by the shareholders registered on the shareholders' registry and the effective shareholders' registry as of the end of March 31, 2002. The fractional shares (less than 1 share) were all sold in one lot, and the proceeds were proportionally distributed to the shareholders who owned odd lots. By this transaction, the total number of shares issued increased 2,431,198 shares.*
- 9. *During the period from April 1, 2002 through May 31, 2002, the total number of shares issued increased 5,800 shares, the capital and capital reserves increased each ¥3,717,000 due to the execution of new share subscription right in accordance with the Item 1 of previous Article 280-19 of the Commercial Code.*

(4) Shareholders by types of institutions, etc.

As of March 31, 2002

Classification		State of Equity Shares (Number of Shares per Unit: 100 shares)							State of Fractional Unit Shares
		Government Local Public Entities	Financial Institutions	Securities Companies	Other Corporations	Foreign Corporations, etc. (Individuals)	Individuals etc.	Total	
Number of Shareholders		---	33	7	74	85 (2)	2,545	2,744	---
Numbers of Shares Held		---	99,084	481	31,318	69,521 (113)	42,429	242,833	28,680
	Ratio	---	40.80	0.20	12.90	28.63 (0.05)	17.47	100.00	---

Note: 65 units of shares held in the name of securities holding and transfer authorities are included in 'Other Corporations' of 'State of Equity Shares' and 30 shares are included in 'State of Fractional Unit Shares', and 4 units of treasury stocks held are included in 'Individuals etc.' of 'State of Equity Shares' and 94 stocks are included in 'State of Fractional Unit Shares'.

(5) State of Major Shareholders

Full Name or Corporate Name	Address	Number of Shares Held	Ratio of Shares Held to Total Number of Shares Issued (%)
The Mitsubishi Trust and Banking Corporation (Trust units)	11-1, Nagatacho 2-chome Chiyoda-ku, Tokyo	1,368,800	5.63
The Mitsubishi Trust and Banking Corporation (Trust units for retirement benefits by Asahi Glass Co., Ltd.) *1	11-1, Nagatacho 2-chome Chiyoda-ku, Tokyo	1,348,765	5.54
Japan Trustee Services Bank, Ltd. (Trust units)	8-11 Harumi 1-chome Chuo-ku, Tokyo	1,150,800	4.73
The Chase Manhattan Bank N.A. London (Standing Agent: The Fuji Bank, Ltd. Kabuto-cho Custody office)	Wallgate House, Coleman Street London, England (6-7 Nihonbashi-Kabutocho Chuo-ku, Toyo)	1,081,500	4.44
UFJ Trust and Banking Corporation (Trust Account A)	4-3 Marunouchi 1-chome Chiyoda-ku, Toyo	1,062,700	4.37
Mitsubishi Gas Chemical Co., Ltd. *2	5-2, Marunouchi 2-chome Chiyoda-ku, Tokyo	1,005,510	4.13
Mitsubishi Electric Corporation	2-3, Marunouchi 2-chome Chiyoda-ku, Tokyo	726,000	2.98
Hachijuni Bank, Ltd.	178-8, Naka Ontokoro Okada Nagano-city, Nagano	683,650	2.81
Citibank London General U.K. Resident Treatgeous Client (Standing Agent: Citibank, N.A., Tokyo Branch)	Molesworth St. London, UK (3-14 Higashi Shinagawa 2-chome, Shinagawa-ku, Tokyo)	656,260	2.69
Banca Commerciale Italiana (Standing Agent: The Bank of Tokyo-Mitsubishi, Ltd., Custody Business Department)	De La Scala, Minan, Italy (7-1 Marunouchi 2-chome Chiyoda-ku, Tokyo)	630,940	2.59
Total	---	9,714,925	39.95

Note: 1. These are trust assets for retirement benefits that have been placed in trust by Asahi Glass Co., Ltd., with Asahi Glass Co., Ltd., reserving the voting rights.

2. Of this amount 660,000 shares are trust units for retirement benefits at Mitsubishi Trust Bank, Ltd.

(6) State of Voting Rights

① Shares issued

As of March 31, 2002

	Number of Shares	Number of voting Rights	Contents
Shares without Voting Rights	---	---	---
Shares with Limited Voting Rights (Treasury Stocks, etc.)	---	---	---
Shares with Limited Voting Rights (Others)	---	---	---
Shares with Full Voting Rights (Treasury Stocks, etc.)	Common Shares 400	---	---
Shares with Full Voting Rights (Others)	Common Shares 24,282,900	242,829	*1
Fractional Unit Shares	Common Shares 28,680	---	*2
Total Number of Shares Issued	24,311,980	---	---
Total Number of Voting Rights of Shareholders	---	242,829	---

Note: 1. *6,500 shares / 65 voting rights are included in the name of securities holding and transfer authorities.*
2. *Fractional unit shares means shares under one unit (100 shares) and includes 30 shares in the name of securities holding and transfer authorities and 94 treasury stocks held by the Company.*

② Treasury Stocks, etc.

As of March 31, 2002

Name or Company Name, etc. of Shareholder		Number of Shares Held			Ratio of Shares Held to Total Number of Shares Issued (%)
Name or Corporate Name	Address	In Own Name	In Other's Name	Total	
Arisawa Manufacturing Co., Ltd.	5-5, Minami Honcho 1-chome, Joetsu City, Niigata Prefecture	400	---	400	0.00
Total		400	---	400	0.00

(7) Stock Option System

Date of Resolution	The 50th Ordinary General Shareholders Meeting held on June 26, 1998
Qualification and number of the eligible person	- 7 Directors - 54 Officials with the title of Section Chief or above as set forth in Article 3 of the rules governing qualifications
Classes of shares available under new share subscription rights	Noted in '2. State of New Share Subscription Rights'
Number of Shares	- Directors: Maximum of 82,000 shares. (Between 8,000 and 20,000 shares per Director) - Officials with the title of Section Chief or above as set forth in Article 3 of the rules governing qualifications: Maximum of 120,000 shares. (Between 1,000 and 5,000 shares per Official)
Amount to be paid-in upon exercise of the new share subscription rights	Noted in '2. State of New Share Subscription Rights'
Exercise period of the new share subscription rights	Same as the above.
Terms and conditions for Exercising new share subscription rights	Same as the above.
Provisions concerning the transfer of new share subscription rights	Same as the above.

Date of Resolution	The 51st Ordinary General Shareholders Meeting held on June 29, 1999
Qualification and number of the eligible person	- 8 Directors - 51 Officials with the title of Section Chief or above as set forth in Article 3 of the rules governing qualifications
Classes of shares available under new share subscription rights	Noted in '2. State of New Share Subscription Rights'
Number of Shares	- Directors: Maximum of 97,000 shares. (Between 8,000 and 20,000 shares per Director) - Officials with the title of Section Chief or above as set forth in Article 3 of the rules governing qualifications: Maximum of 134,000 shares. (Between 1,000 and 8,000 shares per Official)
Amount to be paid-in upon exercise of the new share subscription rights	Noted in '2. State of New Share Subscription Rights'
Exercise period of the new share subscription rights	Same as the above.
Terms and conditions for Exercising new share subscription rights	Same as the above.
Provisions concerning the transfer of new share subscription rights	Same as the above.

Date of Resolution	The 52nd Ordinary General Shareholders Meeting held on June 29, 2000
Qualification and number of the eligible person	- 9 Directors - 100 Officials with the title of Section Chief or above as set forth in Article 3 of the rules governing qualifications
Classes of shares available under new share subscription rights	Noted in '2. State of New Share Subscription Rights'
Number of Shares	- Directors: Maximum of 110,000 shares. (Between 8,000 and 20,000 shares per Director) - Officials with the title of Section Chief or above as set forth in Article 3 of the rules governing qualifications: Maximum of 154,000 shares. (Between 500 and 8,000 shares per Official)
Amount to be paid-in upon exercise of the new share subscription rights	Noted in '2. State of New Share Subscription Rights'
Exercise period of the new share subscription rights	Same as the above.
Terms and conditions for Exercising new share subscription rights	Same as the above.
Provisions concerning the transfer of new share subscription rights	Same as the above.

Date of Resolution	The 53rd Ordinary General Shareholders Meeting held on June 28, 2001
Qualification and number of the eligible person	- 7 Directors - 191 Officials with the title of Section Chief or above as set forth in Article 3 of the rules governing qualifications
Classes of shares available under new share subscription rights	Noted in '2. State of New Share Subscription Rights'
Number of Shares	- Directors: Maximum of 86,000 shares. (Between 8,000 and 20,000 shares per Director) - Officials with the title of Section Chief or above as set forth in Article 3 of the rules governing qualifications: Maximum of 174,000 shares. (Between 100 and 8,000 shares per Official)
Amount to be paid-in upon exercise of the new share subscription rights	Noted in '2. State of New Share Subscription Rights'
Exercise period of the new share subscription rights	Same as the above.
Terms and conditions for Exercising new share subscription rights	Same as the above.

Provisions concerning the transfer of new share subscription rights	Same as the above.

Date of Resolution	The 54th Ordinary General Shareholders Meeting held on June 28, 2002
Qualification and number of the eligible person	- 7 Directors - 202 Officials with the title of Section Chief or above as set forth in Article 3 of the rules governing qualifications - 14 Directors or Officials of the subsidiaries of the Company
Classes of shares available under new share subscription rights	Common Stocks
Number of Shares	- Directors: Maximum of 86,000 shares. (Between 8,000 and 20,000 shares per Director) - Officials with the title of Section Chief or above as set forth in Article 3 of the rules governing qualifications: Maximum of 201,400 shares. (Between 100 and 8,000 shares per Official) - Directors or Officials of the subsidiaries of the Company: Maximum of 15,500 shares. (Between 500 and3,000 shares per Director/Official)
Amount to be paid-in upon exercise of the new share subscription rights	See Note.
Exercise period of the new share subscription rights	From July 1, 2004 through June 30, 2007
Terms and conditions for Exercising new share subscription rights	An eligible person must also be a Director or an employee of the Company or the subsidiaries of the Company at the time of exercise of the warrant.
Provisions concerning the transfer of new share subscription rights	Necessary to obtain an approval of Board of Directors when transferring new share subscription rights.

Note: The amount to be paid at the time of exercise of a warrant shall be the amount obtained through multiplying the amount to be paid per share as determined below, by the number of shares that are the target of one warrant, on the exercise date. The issue price shall be the simple average of the closing price of the Company's common stock traded on the Tokyo Stock Exchange on the day prior to the conveying of the rights and the closing prices for the immediately preceding six days (the immediately preceding seven days where there is no closing price for the day prior to the conveyance) times 1.05 and rounded up to the nearest whole number in Yen. However, when the issue price falls below the closing price of the day prior to the conveyance (the closing price available of the day nearest to the day prior to the conveyance, when no closing price exists for the day prior to the conveyance), the price shall be set at the closing price of the day prior to the conveyance (the closing price available of the day nearest to the day prior to the conveyance, when no closing price exists for the day prior to the conveyance).

In the case of a share split or amalgamation after issuing warrant, the issues price shall be adjusted with the use of the following formula and rounded up to the nearest whole number in Yen.

$$\text{Adjusted Issue Price} = \text{Issue Price Prior to Adjustment} \times \frac{1}{\text{Share Split or Amalgamation Ratio}}$$

When new shares are issued at a price that falls below the market price (excluding the cases of exercising rights associated with convertible bonds and warrants), the issue price shall be adjusted with the use of the following formula and rounded up to the nearest whole number in Yen.

$$\text{Adjusted Issue Price} = \text{Issue Price Prior to Adjustment} \times \frac{\text{Number of Previously Issued Shares} + \frac{\text{Number of Newly Issued Shares} \times \text{Per Share Pay-In Amount}}{\text{Share Price Prior to New Issuance}}}{\text{Number of Previously Issued Shares} + \text{Number of Newly Issued Shares}}$$

If treasury shares are to be applied, the wording "the number of newly issued shares" in the above shall be read as "the number of treasury shares to be allocated."

2. State of Acquisition, etc. of Treasury Stock

(1) State of acquisition, etc. of treasury stocks to transfer to directors or employees or to eliminate with the use of profit, capital reserve or an increase in latent profit on revaluation

① State of acquisition, etc. of treasury stocks during the previous period of authorization of issuing equity shares.

A. Classification of stock: Common Stock

a. State of acquisition for transfer to directors or employees:
No applicable matters.

b. State of purchases for elimination for profit, capital reserve or an increase in latent profit on revaluation:

as of June 28, 2002

Items		Number of Shares (shares)	Total Consideration (yen)
Resolutions at Ordinary General Meeting		---	---
Resolutions at Board of Directors	Write-off by profit	---	---
	Write-off by capital reserve	---	---
	Write-off by latent profit on revaluation	---	---
Treasury stocks acquired for the period prior to Resolutions		---	---
Total number of balance of equity shares with voting rights and corresponding total amount of money		---	---
Unexercised ratio (%)		---	---

c. State of Treatment of Acquired Treasury Stocks

(As of June 28, 2002)

Item		Number of shares transferred or eliminated	Total amount of	Number of treasury stocks holding
Acquired treasury stocks	For transferring to Directors or employees	---	---	---
	For write-off by profit	---	---	---
	For write-off by profit reserved	---	---	---
	For write-off by latent profit on revaluation			
Total		---	---	---

State of Acquisition of treasury stocks by the resolution at Ordinary General Meeting, from subsidiaries and for write-off by latent profit on revaluation, etc.

② State of Resolutions relating to Acquisition of Treasury Stocks at this Ordinary General Meeting of Shareholders: No applicable matters.

(2) State of purchases, etc. of treasury stocks relating to elimination with the use of profit or elimination of redeemed equities in accordance with the provisions of the Articles of Incorporation: No applicable matters.

3. Dividend Policy

The dividend policy of the Company is, in principle, to maintain stable payment of dividends to shareholders and return profits in line with business development, while giving consideration to increase internal reserves in preparation for future business development and strengthening the corporate structure.

Since the Company was able to achieve an increase in profits for the current term, a dividend of ¥21 per share decreased ¥3 over the previous term, was made, pursuant to our dividend policy. As a result, the dividend payout ratio for the current term was 25.4%.

It is the Company's policy to make efficient investment of the internal reserve funds for the current term to make facility expansion, product development, technological development, etc.

4. Share Price Movement

(1) The highest/lowest share prices over last 5 fiscal years

Term	50th Term	51st Term	52nd Term	53rd Term	54th Term
Year End	March 1998	March 1999	March 2000	March 2001	March 2002
High (¥)	1,870	1,691	3,300 (2,280)	3,400 (2,890)	2,930 (2,395)
Low (¥)	1,200	1,111	1,455 (2,000)	2,280 (2,615)	1,780 (2,150)

Note: 1. The high and low prices are those on the Second Section of the Tokyo Stock Exchange.
2. The prices in the brackets are those adjusted by the scrip issue.

(2) The highest/lowest share prices over last 6 months

Month	October 2001	November 2001	December 2001	January 2002	February 2002	March 2002
High (¥)	2,360	2,450	2,500	2,350	2,330	2,600 (2,395)
Low (¥)	1,976	2,060	2,020	1,870	1,900	2,200 (2,150)

Note: 1. The high and low prices are those on the Second Section of the Tokyo Stock Exchange.
2. The prices in the brackets are those adjusted by the scrip issue.

5. State of Directors

Title and Position	Name (Date of Birth)	Brief Personal Record		Number of Shares Held (Thousands of shares)
Representative Director & President	Sanji Arisawa (July 7, 1942)	April 1986	Joined the Company as head of Development Department	303
		July 1987	Director of the Company	
		June 1989	Managing Director of the Company	
		December 1989	Representative Director & President of Arisawa Sangyo, Co., Ltd. (to present)	
		December 1989	Representative Director & President of Arisawa Sporting Goods Co., Ltd. (to present)	
		June 1992	Executive Director of the Company	

		June 1995 June 1995 June 1998 June 1999 February 2000 April 2000	Representative Director & President of the Company (to present) Representative Director & President of Arisawa Jushi Kogyo Co., Ltd. (to present) Representative Director & Chairman of Shinano Co., Ltd. (to present) Representative Director & Chairman of Polatechno Co., Ltd. (to present) Representative Director & President of Arisawa Optic Co., Ltd. (to present) Representative Director & President of Colorlink Japan Co., Ltd. (to present)	
Managing Director In Charge of: - Production Technology - General Affairs - Management Planning - Human Resources	Kazuo Mori (May 18, 1940)	April 1963 August 1987 June 1989 June 1995 July 1995 July 1995 August 1996 December 1996 June 1998	Joined the Company Department Manager, 1st Manufacturing Department of the Company Director of the Company Executive Director of the Company Representative Director & President of Myoko Shinko Co., Ltd. (to present) Representative Director & President of Arisawa Butsuryu, Ltd. (to present) Representative Director & President of Arisawa Poliwork Co., Ltd. (to present) Representative Director & President of Yuai Sangyo, Ltd. (to present) Managing Director in charge of Production Technology, General Affairs, Management Planning and Human Resources (to present)	19
Executive Director In Charge of: - Sales Division (Tokyo Branch Office, Osaka Branch Office, Takata Sales Office) - Supplies Department	Takashi Moriya (November 14, 1939)	April 1993 Oct. 1995 June 1996 June 1998 June 2000 July 2000 June 2001	Manager of Acrylic Fiber Department of Mitsubishi Rayon Co., Ltd. Temporarily transferred from Mitsubishi Rayon Co., Ltd. to the Company as Osaka Branch Manager Joined the Company as Director Executive Director Senior Executive Director (to present) Representative Director & President of Arisawa Fiber Glass Co., Ltd. (to present) Director of Sales Division and Supplies Department (to present)	12
Director In charge of: - 1st Manufacturing Dept. - 2nd Manufacturing Dept. - Quality Guarantee Dept.	Yukio Takashima (October 30, 1949)	March 1972 July 1996 June 1998 June 2001	Joined the Company Supervisor, 1st Manufacturing Department of the Company Director Director in charge of 1st Manufacturing Department, 2nd Manufacturing Department, Quality Guarantee Department of the Company (to present)	6
Director In charge of : - Technology Dept. - Manufacturing Technology Dept. - Optical Materials Division, Technology Dept.	Kenji Matsuhiro (November 9, 1946)	June 1997 May 1998	Head Engineer, Display Promotion Division Administrative Group, Asahi Glass, Co., Ltd. Temporarily transferred from Asahi Glass Co., Ltd. to the Company as Supervisory Assistant of Technology Department	---

		June 1999 June 2001	Director Director in charge of Technology Department, and Optical Materials Division, Manufacturing Technology Department of the Company (to present)	
Director; Tokyo Branch Manager In charge of : - Complex Materials Group - Optical Materials Group - Electronic Materials Group	Masahide Iesaka (February 20, 1952)	March 1974 July 1998 June 2000 June 2001	Joined the Company Deputy Manager of Tokyo Branch Director Manager of Tokyo Branch supervising Complex Materials Group, Optical Materials Group and Electronic Materials Group	1
Director	Hiroshi Fujisawa (September 26, 1943)	March 1962 July 1993 June 1995 June 1999	Joined the Company In charge of 3rd Manufacturing Department of the Company Director (to present) Director of Production Department, Polatechno Co., Ltd. (to present)	5
Director	Yuji Kobe (March 7, 1954)	March 1962 June 2000 April 2001	Joined Mitsubishi Corporation Joined the Company as Director Unit Manager of the Company and Functional Chemical Department of Mitsubishi Corporation (to present)	---
Director	Heinosuke Sano (November 13, 1928)	June 1987 June 1991 June 1998 June 1998	Senior Executive Director of Mitsubishi Gas Chemical Company, Inc. Advisor, Mitsubishi Gas Chemical Company, Inc. (to present) Director of the Company (to present) Consultant to Mizushima Aroma Co. Ltd. (to present)	---
Standing Statutory Auditor	Kiyoshi Ikeda (August 24, 1943)	Feb. 1994 Mar. 1996 June 1996	Arai Branch Manager of Hachijuni Bank, Ltd. Secretary of Inspection Department, Hachijuni Bank Ltd. Standing Auditor of the Company (to present)	12
Statutory Auditor	Teruhiko Ozawa (March 18, 1947)	June 1993 June 1997 June 2001 June 2001	Nagano Odori Branch Manager of Hachijuni Bank, Ltd. Manager of Fund Securities Department of Hachijuni Bank, Ltd. Standing Auditor of Hachijuni Bank, Ltd. (to present) Statutory Auditor of the Company (to present)	---
Statutory Auditor	Toshiitsu Nakashizu (November 21, 1942)	June 1996 June 2000 June 2002	Director of Daishi Bank, Ltd. Standing Auditor of Daishi Bank, Ltd. (to present) Statutory Auditor of the Company (to present)	---
				361

Note: Three statutory auditors are outside auditors as prescribed in Item 1 of Article 18 of the Law concerning Commercial Code Special Provisions concerning the Auditing, etc., of Stock Companies.

V. State of Accounting

1. Method of Preparation of Consolidated Financial Statements and Financial Statements

(1) Consolidated financial statements of the Company are prepared in compliance with the "Regulations Concerning Terms, Forms and Preparation Method of Consolidated Financial Statements" (Ministerial Ordinance No. 28 of the Ministry of Finance in 1976; hereinafter referred to as "Regulations of Consolidated Financial Statements").

(2) The Financial statements of the Company are prepared in compliance with the "Regulations Concerning Terms, Forms and Preparation Method of Financial Statements" (Ministerial Ordinance No. 59 of the Ministry of Finance in 1963; hereinafter referred to as "Regulations of Financial Statements").

Furthermore, the financial statements for the 53rd term (From April 1, 2000 to March 31st, 2001) were prepared in compliance with the regulations for financial statements effective before the amendment, while those for the 54th term (From April 1, 2001 to March 31, 2002) have been prepared in compliance with the regulations for financial statements effective after the amendment.

2. Certification of Auditing

The consolidated financial statements and the financial statements of the Company for the 53rd term (From April 1, 2000 to March 31, 2001) and 53rd term (From April 1, 2000 to March 31, 2001) were subject to an audit by Century Ota Showa & Co. respectively under the provisions of Article 193-2 of the Securities and Exchange Law.

The consolidated financial statements and the financial statements of the Company for the current consolidated accounting period (From April 1, 2001 to March 31, 2002) and the current accounting period (From April 1, 2001 to March 31, 2002) were subject to an audit by Shin Nihon & Co. respectively.

Furthermore, name of the audit firm has been changed from Century Ota Showa & Co. to Shin Nihon & Co. as of July 1, 2001.

1. Consolidated Financial Statements, etc.

(1) Consolidated Financial Statement

1) Consolidated Balance Sheet

Item / Term	53rd Term (As of March 31, 2001)			54th Term (As of March 31, 2002)		
	Amount (Thousands of yen)		Composition ratio (%)	Amount (Thousands of yen)		Composition ratio (%)
(Assets)						
I. Current Assets						
1. Cash and deposits		1,640,369			6,731,657	
2. Trade notes & Accounts receivable *6		10,189,709			7,989,490	
3. Securities		160,277			160,498	
4. Inventories		3,880,089			3,564,263	
5. Deferred tax assets		359,036			228,199	
6. Others		312,567			433,414	
Allowance for doubtful accounts		Δ4,906			Δ11,135	
Total Current Assets		16,537,143	48.8		19,096,389	50.5
II. Fixed Assets						
1. Tangible Fixed Assets						
(1) Buildings & Structures *2	9,430,470			10,398,770		
Accumulated depreciation	5,030,804	4,399,665		5,443,933	4,954,837	
(2) Machinery and equipment & delivery equipment *2	11,928,126			13,332,402		
Accumulated depreciation	8,837,791	3,090,335		9,709,540	3,622,861	
(3) Tools and fixture *2	1,160,827			1,281,563		
Accumulated depreciation	974,234	186,592		1,055,391	226,171	
(4) Land *2		1,743,953			1,741,055	
(5) Construction in progress		1,412,102			814,787	
Total Tangible Fixed Assets		10,832,649	32.0		11,359,714	30.0
2. Intangible Fixed Assets		16,828	0.0		17,658	0.0
3. Investments and Other Assets						
(1) Investment securities *1*2		6,165,980			6,974,669	
(2) Long-term loans		48,184			43,224	
(3) Deferred tax assets		21,132			123,622	
(4) Others *1		355,335			274,853	
Allowance for doubtful accounts		Δ81,145			Δ38,362	
Total Investment and Other Assets		6,509,487	19.20		7,378,008	19.5
Total Fixed Assets		17,358,965	51.20		18,755,381	49.5
Total Assets		33,896,109	100.0		37,851,770	100.0

Item \ Term	53rd Term (As of March 31, 2001) Amount Thousands of yen	53rd Term Composition ratio (%)	54th Term (As of March 31, 2002) Amount Thousands of yen	54th Term Composition ratio (%)
(Liabilities)				
I. Current Liabilities				
1. Trade notes payable & Accounts payable *6	6,877,039		5,868,712	
2. Short-term loans *2	1,308,590		967,264	
3. Business taxes, etc. payable	1,212,028		562,829	
4. Deferred tax liabilities	2,696		564	
5. Reserve for bonuses	---		646,321	
6. Others	3,204,658		1,650,297	
Total Current Liabilities	12,605,013	37.2	9,695,990	25.7
II. Fixed Liabilities				
1. Long term loans *2	40,200		22,000	
2. Deferred tax liabilities	342,060		396,631	
3. Reserve for retirement granting allowance	24,805		136,515	
4. Reserve for officers' retirement bonus	231,296		149,997	
5. Others	41,566		54,708	
Total Fixed Liabilities	679,928	2.0	759,852	2.0
Total Liabilities	13,284,941	39.2	10,455,842	27.7
(Minority Interest)				
Minority interest	11,599	0.0	10,428	0.0
(Shareholders' Equity)				
I. Capital	3,876,350	11.4	6,320,255	16.7
II. Capital reserve	2,988,713	8.8	5,432,618	14.4
III. Consolidated surplus	13,101,170	38.7	14,888,501	39.3
IV. Other revaluation balance of securities	640,896	1.9	727,768	1.9
V. Exchange rate adjusting accounts	Δ7,316	Δ0.0	17,680	0.0
VI. Treasury Stocks	Δ245	Δ0.0	Δ1,325	Δ0.0
Total Shareholders' Equity	20,599,568	60.8	27,385,499	72.3
Liabilities, Minority Interest & Shareholders' Equities	33,896,109	100.0	37,851,770	100.0

2) Consolidated Profit and Loss Statement

Item / Term	53rd Term (From April 1, 2000 to March 31, 2001) Amount (Thousands of yen)		Percentage (%)	54th Term (From April 1, 2001 to March 31, 2002) Amount (Thousands of yen)		Percentage (%)
I. Sales		30,691,019	100.0		28,711,026	100.0
II. Cost of Goods Sold		23,979,470	78.1		22,717,855	79.1
Gross Profit on Sales		6,711,548	21.9		5,993,171	20.9
III. Selling, General & Admin. Expenses						
1. Freight and packaging cost	410,115			488,376		
2. Wage allowances	662,345			783,710		
3. Bonus	410,529			---		
4. Transfer to reserve for bonus	---			144,819		
5. Transfer to retirement wage allowance	35,095			47,992		
6. Transfer to officers' retirement allowance	20,120			21,905		
7. Others	1,350,625	2,888,832	9.4	1,336,327	2,823,131	9.9
Operating profit		3,822,716	12.5		3,170,039	11.0
IV. Non-operating Income						
1. Interest received	18,472			7,620		
2. Dividend received	26,056			36,522		
3. Consolidated adjusted accounts depreciation	1,835			---		
4. Profit on equity method	931,048			499,400		
5. Rent income	119,346			110,545		
6. Others	133,327	1,230,088	4.0	195,689	849,777	3.0
V. Non-operating Expenses						
1. Interest paid	34,298			17,247		
2. Disposal loss of Inventories	78,041			---		
3. Reserve against defaults	---			61,835		
4. Expenses for new share issuance	---			51,044		
5. Rent payment	56,571			43,908		
6. Others	65,868	234,779	0.8	54,404	228,440	0.8
Ordinary Profits		4,818,025	15.7		3,791,377	13.2
VI. Extraordinary Profits						
1. Sale of investment securities	2,642			84,173		
2. Reversal of bad debt reserve	11,949			---		
3. Sale of fixed assets *1	---	14,592	0.0	38,192	122,366	0.4
VII. Extraordinary Losses						
1. Retirement loss of fixed assets *2	50,587			46,907		
2. Write-off of balance due to change of accounting standard for retirement wage allowance	77,251			77,251		
3. Others	1,015	128,854	0.4	18,411	142,570	0.5
- Net profits before taxes, etc.		4,703,762	15.3		3,771,173	13.1
- Corporate taxes, inhabitant taxes and business taxes payable	1,798,682			1,417,961		
- Adjusted amount of income taxes, etc.	Δ215,003	1,583,679	5.1	18,967	1,436,929	5.0
- Profit attributable to minority interest		1,836	0.0		Δ24,602	Δ0.1
- Net Profits		3,118,247	10.2		2,358,846	8.2

3) Consolidated Earned Surplus Statement

Item \ Term	53rd Term (From April 1,2000 to March 31, 2001)		54th Term (From April 1, 2001 to March 31, 2002)	
	Amount (Thousands of yen)		Amount (Thousands of yen)	
I. Consolidated earned surplus at start of the term		10,291,089		13,101,170
II. Reduction in consolidated earned surplus				
1. Reduction in earned surplus due to increase of consolidated subsidiaries	---		48,797	
2. Dividends paid	285,747		475,001	
3. Officers' bonuses	22,419	308,166	47,716	571,515
III. Net profit for the current term		3,118,247		2,358,846
IV. Consolidated earned surplus at end of the term		13,101,170		14,888,501

4) Consolidated Cash Flow Statements

Item \ Term	53rd Term (From April 1, 2000 to March 31, 2001)	54th Term (From April 1, 2001 to March 31, 2002)
	Amount (Thousands of yen)	Amount (Thousands of yen)
I. Cash flow from operational activities:		
Net profit before tax, etc.	4,703,762	3,771,173
Depreciation costs	1,389,903	1,559,313
Consolidated adjusted account depreciation	Δ1,835	---
Profit on equity method	Δ931,048	Δ499,400
Sale of investment securities	Δ2,642	Δ84,173
Sale of fixed assets	---	Δ38,192
New share issuance expenses	791	51,044
Retirement loss of tangible fixed assets	50,587	46,907
Revaluation loss of investment securities	9,679	13,709
Exchange gains/losses	Δ6,595	Δ4,516
Increase/decrease in reserves of officers' bonuses	19,520	Δ81,299
Increase in reserves for bonuses	---	646,321
Decrease in reserves for retirement allowance	Δ74,966	---
Increase in reserves for retirement allowance	24,805	111,710
Decrease in provisions for doubtful accounts	Δ65,091	Δ36,553
Interest received and dividend received	Δ44,529	Δ44,142
Interest paid	34,298	17,247
Increase in accounts receivables	Δ684,218	2,293,516
Increase / Decrease in inventories	Δ208,403	328,390
Increase in trade payable	1,244,239	Δ1,070,702
Increase in consumption tax, etc. payable	98,552	Δ123,090
Increase / Decrease in other assets	1,580	64,474
Increase/decrease in other debts	447,706	Δ796,443
Officers' bonuses	Δ22,419	Δ47,753
Subtotal	5,983,678	6,077,540
Interest and dividends received	80,460	99,942
Interest paid	Δ36,639	Δ18,006
Income tax, etc. payable	Δ1,205,800	Δ2,128,875
Cash flow from operating activities	4,821,699	4,030,601

II. Cash flow from investing activities		
Expenses for deposit in fixed accounts	---	Δ1,555,947
Income from refund of fixed deposit	153,182	121,690
Expenses to acquire tangible fixed assets	Δ1,652,086	Δ2,771,139
Income from sale of tangible fixed assets	---	46,039
Expenses to purchase investment securities	Δ343,537	Δ396,508
Income from sale of investment securities	179,406	191,810
Expenses of lending	Δ196,876	Δ70,000
Income from collection of loans	18,900	55,209
Others	---	Δ2,000
Cash flow from investing activities	Δ1,841,011	Δ4,380,845
III. Cash flow from financing activities		
Net decrease in sort term loans	Δ2,566,158	Δ382,245
Income from long term loans	30,000	---
Expenses of repayment of long term loans	Δ84,610	Δ27,280
Proceeds from equity issues	225,344	4,836,765
Balance between expenses and income from acquire/sale of treasury stocks	Δ588	Δ1,079
Dividends paid	Δ285,889	Δ474,968
Cash flow from financing activities	Δ2,681,902	3,951,192
IV. Translation differences of cash and cash equivalents	6,595	4,516
V. Increase (Decrease) in cash and cash equivalents	305,380	3,605,465
VI. Cash and cash equivalents at start of the term	1,288,564	1,593,945
VII. Cash and cash equivalents at start of the term of newly consolidated subsidiaries	---	51,786
VIII. Cash and cash equivalents at end of the term	1,593,945	5,251,197

Basic Matters for Preparation of Consolidated Financial Statements

Previous Consolidated Fiscal Year (April 1, 2000 to March 31, 2001)	Current Consolidated Fiscal Year (April 1, 2001 to March 31, 2002)
1. Scope of consolidation	1. Scope of consolidation
(1) Number of consolidated subsidiaries: 9 The name of the consolidated subsidiaries are Arisawa Jushi Kogyo Co., Ltd., Arisawa Kenpan Co., Ltd., Arisawa Poliwork Co., Ltd., Myoko Shinko Co., Ltd., Arisawa Sporting Goods Co., Ltd., Eagle Co., Ltd., Arisawa Butsuryu, Ltd., Yuai Sangyo, Ltd. and Arisawa Fiber Glass Co., Ltd. Arisawa Fiber Glass., Ltd. was establisched in July 2000 as a consolidated subsidiary. (2) The name of the non-consolidated subsidiaries are Arisawa Sangyo, Ltd., Howa Sangyo, Ltd., Kei Ski Garage, Ltd., Arisawa Optic Co., Ltd. and Colorlink Japan Co., Ltd. Colorlink Japan Co., Ltd. is a subsidiary established in April, 2000. Reason for excluding the non-consolidated subsidiaries above from consolidation: The five companies are excluded because the aggregate totals of their total assets, sales, net income or loss (amount corresponding to the equity), and surplus (amount corresponding to the equity) do not materially affect reasonable judgments on financial position and operations of Arisawa Group.	(1) Number of consolidated subsidiaries: 10 The name of the consolidated subsidiaries are Arisawa Jushi Kogyo Co., Ltd., Arisawa Kenpan Co., Ltd., Arisawa Poliwork Co., Ltd., Myoko Shinko Co., Ltd., Arisawa Sporting Goods Co., Ltd., Eagle Co., Ltd., Arisawa Butsuryu, Ltd., Yuai Sangyo, Ltd., Arisawa Fiber Glass Co., Ltd. and Colorlink Japan Co., Ltd. Colorlink Japan Co., Ltd. was included in consolidated companies due to increase of importance. (2) The name of the non-consolidated subsidiaries are Arisawa Sangyo, Ltd., Howa Sangyo, Ltd., Kei Ski Garage, Ltd. and Arisawa Optic Co., Ltd. Reason for excluding the non-consolidated subsidiaries above from consolidation: same as the left.
2. Application of equity method	2. Application of equity method

(1) Companies to which the equity method is applied: 3 Affiliates: Polatechno Co., Ltd., Shinano Co., Ltd. and Taiflex Scientific Co., Ltd.	(1) Companies to which the equity method is applied: 4 Affiliates: Polatechno Co., Ltd., Shinano Co., Ltd., Taiflex Scientific Co., Ltd. and Scalar Corporation. Scalar Corporation was included in companies to which the equity method is applied in accordance with acquisition of shares.
(2) The non-consolidated subsidiaries, Colorlink Japan Co., Ltd. and four other companies and the affiliates, Ryoyu Kogyo Co., Ltd. and one other company, are excluded from the equity method because the aggregate totals of their net income or loss (amount corresponding to the equity), and surplus (amount corresponding to the equity) do not materially affect reasonable judgments on financial position and operations of Arisawa Group.	(2) The non-consolidated subsidiaries, Arisawa Optic Co., Ltd. and three other companies and the affiliates, Ryoyu Kogyo Co., Ltd. and one other company, are excluded from the equity method because the aggregate totals of their interim net profit or loss and surplus do not materially affect reasonable judgments on financial position and operations of Arisawa Group.
(3) The financial statements of the fiscal year of the company in question have been used for those companies covered under the equity method whose settlement dates differ from the consolidated settlement date.	(3) Same as the left.
3. Fiscal year items for consolidated subsidiaries Except for Arisawa Sporting Goods Co., Ltd. and Arisawa Polywork Co., Ltd., the end of the fiscal term for the consolidated subsidiaries is the same as that of the Company. The closing date of the two companies is January 31, 2001. However in preparing these consolidated financial statements, the financial statements as of January 31, 2001 are used for Arisawa Sporting Goods Co., Ltd. and Arisawa Polywork Co., Ltd., but necessary adjustments for consolidation are made with regard to important transactions made during the period between the different closing dates.	3. Fiscal year items for consolidated subsidiaries Except for Arisawa Sporting Goods Co., Ltd. and Arisawa Polywork Co., Ltd., the end of the fiscal term for the consolidated subsidiaries is the same as that of the Company. The closing date of the two companies is January 31, 2002. However in preparing these consolidated financial statements, the financial statements as of January 31, 2002 are used for Arisawa Sporting Goods Co., Ltd. and Arisawa Polywork Co., Ltd., but necessary adjustments for consolidation are made with regard to important transactions made during the period between the different closing dates.
4. Accounting standards (1) Valuation standard and valuation method of important assets 1) Securities Other securities - Securities where a market value is available: Valued at the current price based on the market value on the closing day, etc. (All the revaluation balance is transferred directly to the capital stock and the sales cost is calculated in the gross average methods.) - Securities where a market value is unavailable: Valued in the gross average method at cost. 2) Delivertives Valued at the current price.	4. Accounting standards (1) Valuation standard and valuation method of important assets 1) Securities Other securities - Securities where a market value is available: Same as the left. - Securities where a market value is unavailable: Same as the left. 2) Delivertives Same as the left.

3) Inventories - Finished goods, merchandise, semi-finished goods, and work-in-progress: Mainly valued at cost in the FIFO method, but four of the consolidated subsidiaries adopt valuation at cost in the gross average method. - Raw materials and stores: Valued in the gross average method at cost.	3) Inventories - Finished goods, merchandise, semi-finished goods, and work-in-progress: same as the left. - Raw materials and stores: same as the left.
(2) Depreciation method for important assets 1) Depreciation method for tangible assets The declining balance method. However, the straight line method is used for buildings (excluding facilities connected to buildings) acquired on or after April 1, 1998. The durable length of time is as follows: Buildings & structures: 10 - 31 years Machineries & delivery equipment: 4 - 9 years	(2) Depreciation method for important assets 1) Depreciation method for tangible assets Same as the left.
2) Depreciation method for intangible assets: The straight line method is adopted. However straight line method is adopted for software for own use based on the period of in-house useful life (5 years).	2) Depreciation method for intangible assets: Same as the left.
(3) Posting standards for important allowances 1) Allowance for doubtful accounts In order to reserve for losses from defaults on claims, a write down as non-collectible has been charged at the actual rate of default for normal claims, and has been charged on the basis of the expected amount of default in each instance for specified claims such as those which present concerns about default.	(3) Posting standards for important allowances 1) Allowance for doubtful accounts Same as the left.
2) Allowance for bonuses ---	2) Reserve for bonuses In order to prepare for expenses of bonuses to employees, the estimated amount is booked as reserve.
3) Reserve for retirement allowances In order to reserve retirement benefits to employees, this has been booked on the basis of the liability for benefits as of the end of the consolidated fiscal year, and the expected amount of pension assets. The difference at the time of amendment to the accounting standards (¥231,754,000) will be charged as an extraordinary loss in proportional amounts over three years. The difference resulting from actuarial accounting will be expensed from the next consolidated fiscal year, according to the straight line method over a certain number of years (five years) within the average period of remaining service of the employees at the time the difference occurred. The filing company will book ¥144,000 as prepaid pension expenses since the pension funds as of the end of the consolidated fiscal year exceed the amount booked as the allowance for retirement benefits.	3) Reserve for retirement allowances In order to reserve retirement benefits to employees, this has been booked on the basis of the liability for benefits as of the end of the consolidated fiscal year, and the expected amount of pension assets. The difference at the time of amendment to the accounting standards (¥231,754,000) will be charged as an extraordinary loss in proportional amounts over three years. The difference resulting from actuarial accounting will be expensed from the next consolidated fiscal year, according to the straight line method over a certain number of years (five years) within the average period of remaining service of the employees at the time the difference occurred.

4) Reserve for Officers' Retirement Bonuses (a) The Company In order to prepare for officers' retirement bonuses, the amount to be paid to officers at their retirements pursuant to the internal rules is appropriated. (b) Subsidiary Companies ---	4) Reserve for Officers' Retirement Bonuses Same as the left.
(4) Standards for converting important foreign currency denominated assets into yen Foreign currency denominated assets and liabilities are converted at the exchange rate for spots, etc., on the last day of the period, and the difference on conversion is entered as income or loss.	(4) Standards for converting important foreign currency denominated assets into yen ---
(5) Treatment of leasing transactions Finance leasing transactions other than those for which ownership is deemed to be fully transferred to the lessee are treated in the same way as ordinary leasing transactions.	(5) Treatment of leasing transactions Same as the left.
(6) Method of accounting for major hedges 1) Method of hedge accounting Allocation of foreign exchange transactions 2) Method of hedging and accounts hedged The risk of exchange fluctuation in foreign currency transactions is avoided through foreign exchange contracts, which are used as a means to finalize the price of sale or the price of acquisition. 3) Hedging policy and method of effective evaluation of hedge Managing executions of foreign exchange contracts is carried out pursuant to the program for transactions denominated in foreign currency.	(6) Method of accounting for major hedges 1) Method of hedge accounting Same as the left. 2) Method of hedging and accounts hedged Same as the left. 3) Hedging policy In order to improve the financial balance, hedging shall be conducted within the extent of the claims or liabilities involved. 4) Method of Evaluating the Effectiveness of Hedging After hedging commences, the target of the hedge and the cumulative market fluctuation of the means of hedging shall be compared, and a determination will be made on the basis of factors such as the amount of fluctuation of both the underlying claim or liability and the hedge.
(7) Other important matters for preparation of consolidated financial statements 1) Method for treatment of deferred assets All the costs for new share issuance are treated as costs at the time of expenditure. 2) Accounting treatment of consumption tax, etc. Consumption taxes withheld from sales and paid upon purchasing goods and services by the Company are not included in revenues and expenses.	(7) Other important matters for preparation of consolidated financial statements 1) Method for treatment of deferred assets Same as the left. 2) Accounting treatment of consumption tax, etc. Same as the left.
5. Valuation of assets and liabilities of consolidated subsidiaries Valuation of assets and liabilities of consolidated subsidiaries is all made at market value.	5. Valuation of assets and liabilities of consolidated subsidiaries: Same as the left.
6. Amortization of consolidated adjustment accounts Consolidated adjustment accounts are written off in the straight line method over 5 years.	6. Amortization of consolidated adjustment accounts: ---

7. Treatment of items in profit appropriations, etc. Consolidated earned surplus statement is prepared from the profit appropriations established during the applicable consolidated fiscal year.	7. Treatment of items in profit appropriations, etc. Same as the left.
8. Scope of funds in consolidated cash flow statements The funds are cash, demand deposits that can be withdrawn at any time and short term investments which are easily convertible into cash that carries only a small risk of price fluctuations, and will reach the maturity dates within 3 months from the dates on which they are acquired.	8. Scope of funds in consolidated cash flow statements Same as the left.

Change in important basic matters for preparing consolidated interim financial statements

Previous consolidated fiscal year (from April 1, 2000 to March 31, 2001)	Current consolidated fiscal year (from April 1, 2001 to March 31, 2002)
Lease expenses relating to lease assets were formerly booked in "sales, general and administrative expenses." Because there was a significant increase in the leased assets of the filing company, this was amended to entry as a non-operating expense from the present consolidated fiscal year, in order to match "lease income" which was booked as non-operating income. With this change lease expenses relevant to leased assets have been booked as non-operating expenses from this consolidated fiscal year, in the course of preparing the consolidated financial statements. As a result of this change, operating income has increased ¥58,139,000 in comparison to the former method. There has been no impact on ordinary income or net income prior to adjustment for taxes, etc. Moreover, the impact on segment information has been stated in the relevant location.	---

Changes in method of notation

Previous consolidated fiscal year (from April 1, 2000 to March 31, 2001)	Current consolidated fiscal year (from April 1, 2001 to March 31, 2002)
1. Loss on disposal of entry (¥9,133,000 during the previous consolidated fiscal year) is stated as included in the category "Other" in non-operating expenses. This amount has been itemized as it exceeds 10 percent of the total of non-business expenses.	1. ---
2. ---	2. Although in the previous period there was a separate listing for "bonuses" (¥134,209,000 in the current consolidated fiscal year), in the present year bonuses did not amount to more than 10 percent of total selling, general & administrative expenses, and consequently they have been included in the "salary allowance" item of SG&A.
3. ---	3. The "reserve against defaults" which has been stated in "other" of non-operating expenses (and which amounted to ¥14,739,000 in the previous consolidated fiscal year) has been stated separately since it exceeded 10 percent of total non-operating expenses.

4. ---	4. The cost of issuing new shares which has been stated in "other" of operating expenses" (and which amounted to ¥791,000 in the previous consolidated fiscal year) has been stated separately since it exceeded 10 percent of total non-operating expenses.
5. ---	5. The "loss from disposing of inventory assets" in non-operating expenses (¥7,716,000 in the consolidated fiscal year) has been stated within "other" of non-operating expenses since this category did not exceed 10 percent of total non-operating expenses.

Additional Information

Previous consolidated fiscal year (from April 1, 2000 to March 31, 2001)	Current consolidated fiscal year (from April 1, 2001 to March 31, 2002)
(Accounting of Retirement Wage) From the present consolidated fiscal year, this report applies the accounting standards in connection with retirement wage "Opinion in Connection With Setting of Accounting Standards Concerning Retirement Wage" (Business Accounting Council, June 16, 1998). As a result the expenses for retirement wage fell by ¥33,432,000 when compared to the previously used method, and ordinary profits rose by ¥25,698,000, while net profits before taxes rose by ¥33,432,000. The reserve for retirement wage has been included in the statement of the reserve for retirement wage.	---
(Accounting of Financial Products) From the present consolidated fiscal year, this report applies the accounting standards in connection with financial products ("Opinion in Connection With Setting of Accounting Standards Concerning Financial Products (Business Accounting Council, January 22, 1999)). This change has had only a minor impact on income. Securities held at the start of the term do not include securities for trading purposes or securities for the purpose of holding until maturity.	---
(Accounting Standards for Foreign Currency Denominated Transactions) From the present consolidated fiscal year this report applies the accounting standards in connection with foreign currency denominated transactions after revision ("Opinion in Connection With Amendment to the Accounting Standards of Foreign Currency Denominated Transactions, Etc." (Business Accounting Council, October 22, 1999). This change has had only a minor impact on income.	---

---	(Reserve for Bonuses) The estimated amount of unpaid employee bonuses included and stated in the "other" of the current liabilities has been added to the reserve for bonuses as a result of the publication of "Concerning Line Entries in Financial Statements for Unpaid Employees Bonuses" (Japanese Institute of Certified Public Accountants, February 14, 2001) of the Research Center Deliberation Data (No. 15). The estimated amount of unpaid bonuses included in "other" out of the current liabilities as of the end of the previous consolidated accounting period was ¥801,909,000.
---	(Amount Added to Reserve for Bonuses) The estimated amount of unpaid employee bonuses included and stated in "bonuses" of sales, general and administrative expenses, has been entered into the amount to be added to the reserve for bonuses as a result of the publication of "Concerning Line Entries in Financial Statements for Unpaid Employees Bonuses" (Japanese Institute of Certified Public Accountants, February 14, 2001) of the Research Center Deliberation Data (No. 15). The estimated amount of unpaid bonuses to be added to the reserve for unpaid bonuses included in "bonuses" out of the sales, general and administrative expenses as of the end of the previous consolidated accounting period was ¥183,676,000.

Notes

(Notes to Consolidated Balance Sheet)

Previous Consolidated Fiscal Year (As of March 31, 2001)	Current Consolidated Fiscal Year (As of March 31, 2002)
*1. Major assets and liabilities in relation to non-consolidated subsidiaries and affiliates are as follows: (Thousands of yen) - Investment securities (equity shares) ¥3,317,691 - Others (investments and other assets) (contribution) ¥15,940	*1. Major assets and liabilities in relation to non-consolidated subsidiaries and affiliates are as follows: (Thousands of yen) - Investment securities (equity shares) ¥4,080,441 - Others (investments and other assets) (contribution) ¥15,940
*2. Assets provided as security and liabilities on security are as follows: (Thousands of yen) Security assets: Buildings and structures ¥2,558,905 (¥2,445,908) Machinery and equipment ¥1,325,174 (¥1,325,174) Tools and fixtures ¥25,360 (¥25,360) Land ¥416,269 (¥191,025) Investment securities ¥539,415 (-) Total ¥4,865,124 (¥3,987,468)	*2. Assets provided as security and liabilities on security are as follows: (Thousands of yen) Security assets: Buildings and structures ¥2,639,183 (¥2,540,458) Machinery and equipment ¥ 1,511,225 (¥1,511,225) Tools and fixtures ¥56,276 (¥56,276) Land ¥416,269 (¥191,025) Total ¥4,622,954 (¥4,298,985)

Liabilities on security: (Thousands of yen)

Short tem loans	¥1,078,000	(¥885,000)
Current portion of long term loans payable within one year	¥27,280	(¥10,480)
Long term loans	¥40,200	(¥28,000)
Total:	¥1,145,480	(¥923,480)

- The figures in the brackets show mortgages of the Factory Foundation and its liabilities.
- In addition to the above, the following assets are provided as replacement for deposits for operating transactions. (Thousands of yen)

Land	¥5,157
Investment securities	¥29,280

3. Discounted amounts on trade notes receivable ¥86,088,000
4. Liabilities on guarantee
Liabilities on guarantee for borrowings of affiliated companies from financial institutions:
(Thousands of yen)

Polatechno Co., Ltd.	¥567,500
Arisawa Optic Co., Ltd.	¥89,000
Total	¥656,500

Note: Liabilities on guarantee to Polatechno Co., Ltd. includes ¥467,500,000 guaranteed by Nippon Kayaku Co., Ltd. and the Company.

5. ---

*6. Notes Expiring as of the Last Day of the Consolidated Fiscal Year

Notes expiring as of the last day of the consolidated fiscal year are booked on the date of exchange of the note for accounting purposes. Since the last day of the consolidated fiscal year is a holiday for financial institutions, the balance of notes that expire as of the last day of the consolidated fiscal year also includes notes that expire as of the last day of the following fiscal year.

(Thousands of yen)

Notes receivable:	¥224,338
Notes payable:	¥437,660

Liabilities on security: (Thousands of yen)

Short tem loans	¥708,000	(¥620,000)
Current portion of long term loans payable within one year	¥ 6,000	(¥6,000)
Long term loans	¥22,000	(¥22,000)
Total:	¥736,000	(¥648,000)

- The figures in the brackets show mortgages of the Factory Foundation and its liabilities.
- In addition to the above, the following assets are provided as replacement for deposits for operating transactions. (Thousands of yen)

Land	¥5,157

3. Discounted amounts on trade notes receivable ¥86,327,000
4. Liabilities on guarantee
Liabilities on guarantee for borrowings of affiliated companies from financial institutions:
(Thousands of yen)

Polatechno Co., Ltd.	¥130,000
Arisawa Optic Co., Ltd.	¥71,000
Total	¥201,000

Note: Liabilities on guarantee to Polatechno Co., Ltd. are guaranteed by Nippon Kayaku Co., Ltd. and the Company.

5. We have executed an overdraft agreement with five correspondent banks, and a loan commitment agreement with two banks, for the purpose of efficient procurement of operating capital. The following are the outstanding lines of credit based on these agreements as of the end of the consolidated interim accounting period:

(Thousands of yen)

Total amount of current account overdrafts and loan commitments	¥5,600,000
Draw-downs	¥260,000
Net	¥5,340,000

*6. Notes Expiring as of the Last Day of the Consolidated Fiscal Year

Notes expiring as of the last day of the consolidated fiscal year are booked on the date of exchange of the note for accounting purposes. Since the last day of the consolidated fiscal year is a holiday for financial institutions, the balance of notes that expire as of the last day of the consolidated fiscal year also includes notes that expire as of the last day of the following fiscal year.

(Thousands of yen)

Notes receivable:	¥199,486
Notes payable:	¥302,001

(Notes to Consolidated Profit and Loss Statement)

Previous Consolidated Fiscal Year (From April 1, 2000 to March 31, 2001)		Current Consolidated Fiscal Year (From April 1, 2001 to March 31, 2002)	
*1. ---		*1. Profit from sale of fixed assets is ¥38,192,000 from sale of land.	
*2. Sales loss of fixed assets are as follows:	(Thousands of yen)	*2. Sales loss of fixed assets are as follows:	(Thousands of yen)
Machineries and delivery equipment	¥31,849	Machineries and delivery equipment	¥36,149
Expense for dispose of facilities	¥12,723	Expense for dispose of facilities	¥1,086
Buildings and structures	¥5,688	Buildings and structures	¥8,483
Others	¥326	Others	¥1,188
Total	¥50,587	Total	¥46,907
3. Research and development expenditures included in general and administrative expenses and manufacturing costs for the current term	¥1,514,742,000	3. Research and development expenditures included in general and administrative expenses and manufacturing costs for the current term	¥1,876,941

(Notes to Consolidated Cash Flow Statement)

Previous Consolidated Fiscal Year (From April 1, 2000 to March 31, 2001)		Current Consolidated Fiscal Year (From April 1, 2001 to March 31, 2002)	
Relationship between the final figures of cash and cash equivalents at end of the year and the amounts of items shown in the consolidated balance sheets.	(Thousands of yen)	Relationship between the final figures of cash and cash equivalents at end of the year and the amounts of items shown in the consolidated balance sheets.	(Thousands of yen)
Cash and deposits	¥1,640,369	Cash and deposits	¥6,731,657
Fixed term deposits for a term longer than three months	△¥206,700	Fixed term deposits for a term longer than three months	△¥1,640,958
Securities (Money Management Fund)	¥160,277	Securities (Money Management Fund)	¥160,498
Cash and cash equivalents	¥1,593,945	Cash and cash equivalents	¥5,251,197

(Notes to Leasing Transaction)

Previous Consolidated Fiscal Year (From April 1, 2000 to March 31, 2001)

Finance-lease transactions except for which titles to the leased items are deemed to be transferred to the lessee.

1. The amount equivalent to acquisition prices of leased assets, the amount equivalent to accumulated depreciation costs, and the balance at the end of the term

(Thousands of yen)

	Amount equivalent to acquisition prices	Amount equivalent to depreciation costs	Balance at term end
Machinery equip't & delivery equipment	18,606	13,342	5,263
Tools and fixtures	219,388	113,313	106,074
others	110,391	34,964	75,426
Total	348,386	161,621	186,765

Current Consolidated Fiscal Year (From April 1, 2001 to March 31, 2002)

Finance-lease transactions except for which titles to the leased items are deemed to be transferred to the lessee.

1. The amount equivalent to acquisition prices of leased assets, the amount equivalent to accumulated depreciation costs, and the balance at the end of the term

(Thousands of yen)

	Amount equivalent to acquisition prices	Amount equivalent to depreciation costs	Balance at term end
Machinery equip't & delivery equipment	9,918	3,840	6,077
Tools and fixtures	187,800	123,587	64,213
others	119,199	58,555	90,643
Total	316,917	185,983	130,934

(Note) The amount equivalent to the prepaid lease balance is calculated on an interest paid included basis because the prepaid lease balance makes up such a small portion of the end of term tangible asset balance.

2. Prepaid lease balance at the end of term

	(Thousands of yen)
Less than 1 year	¥65,609
More than 1 year	¥121,156
Total:	¥186,765

(Note) The prepaid lease balance at the end of the term is calculated on an interest paid included basis because this balance makes up such a small portion of the end of term tangible asset balance.

3. Prepaid lease payments and equivalent depreciation costs:

	(Thousands of yen)
Prepaid lease payments:	¥60,972
Equivalent depreciation cost:	¥60,972

4. Method for calculating equivalent depreciation cost:
The straight line method is adopted, where the period of lease is set as the useful life and the salvage value is set at zero.

(Note) Same as the left.

2. Prepaid lease balance at the end of term

	(Thousands of yen)
Less than 1 year	¥58,338
More than 1 year	¥72,596
Total:	¥130,934

(Note) Same as the left.

3. Prepaid lease payments and equivalent depreciation costs:

	(Thousands of yen)
Prepaid lease payments:	¥67,330
Equivalent depreciation cost:	¥67,330

4. Method for calculating equivalent depreciation cost:

Same as the left.

(Notes to Securities Relation)
Securities
1. Other Securities bearing the Market Value

(Thousands of yen)

	Previous Consolidated Fiscal Year As of March 31, 2001			Current Consolidated Fiscal Year As of March 31, 2002		
Type of Securities	Acquisition Cost	Value shown on the Consolidated Balance Sheet	Balance	Acquisition Cost	Value shown on the Consolidated Balance Sheet	Balance
(1) Items of which the value shown on the consolidated balance sheet exceeds the acquisition cost:						
Equity shares	1,090,621	2,165,930	1,075,309	732,520	1,949,753	1,217,232
Bonds						
- National Bonds, Local Bonds, etc.	---	---	---	---	---	---
- Bonds	---	---	---	---	---	---
- Others	---	---	---	---	---	---
Others	---	---	---	---	---	---
Subtotal	1,090,621	2,165,930	1,075,309	732,520	1,949,753	1,217,232
(2) Items of which the value shown on the consolidated balance sheet does not exceed the acquisition cost:						
Equity shares	26,859	22,663	△4,195	287,934	255,656	△32,277
Bonds						
- National Bonds, Local Bonds, etc.	---	---	---	---	---	---
- Bonds	---	---	---	---	---	---
- Others	---	---	---	---	---	---
Others	162,155	150,949	△11,205	162,155	145,599	△16,555
Subtotal	189,014	173,613	△15,401	450,089	401,256	△48,833
Total	1,279,636	2,339,543	1,059,907	1,182,610	2,351,009	1,168,399

2. Sales of Other Securities during the Previous and Current Consolidated Fiscal Year

(Thousands of yen)

Previous Consolidated Fiscal Year (From April 1, 2000 to March 31, 2001)			Current Consolidated Fiscal Year (From April 1, 2001 to March 31, 2002)		
Amount of Sales	Total Amount of Sales Profit	Total Amount of Sales Loss	Amount of Sales	Total Amount of Sales Profit	Total Amount of Sales Loss
179,406	2,642	---	191,810	84,173	---

3. Major Securities Non-bearing the Market Value

(Thousands of yen)

Type of Securities	Previous Consolidated Fiscal Year As of March 31, 2001	Current Consolidated Fiscal Year As of March 31, 2002
	Value shown on the Consolidated Balance Sheet	Value shown on the Consolidated Balance Sheet
Other Securities		
Money Management Fund	160,277	160,498
Unlisted Securities (excluding OTC shares)	508,745	543,217

(Derivative Transaction)

1. Matters Concerning the State of Trading

Previous Consolidated Fiscal Year (From April 1, 2000 to March 31, 2001)	Current Consolidated Fiscal Year (From April 1, 2001 to March 31, 2002)
1. Details of Transactions Derivative products used by the Company are currency related exchange contracts.	1. Details of Transactions Derivative products used by the Company are currency related exchange contracts.
2. Derivative Trading Policies The Company's derivative trading targets the reduction of risk of future exchange fluctuations, and is not conducted for investment purposes.	2 Derivative Trading Policies The Company's derivative trading targets the reduction of risk of future exchange fluctuations, and is not conducted for investment purposes.
3. Purpose of Derivative Trading The Company employs derivative trading for the purpose of securing stable profits by preventing currency fluctuation risks of foreign currency denominated monetary receivables and liabilities.	3. Purpose of Derivative Trading The Company employs derivative trading for the purpose of securing stable profits by preventing currency fluctuation risks of foreign currency denominated monetary receivables and liabilities. The Company engages in hedge accounting using derivative transactions. - Method of hedge accounting: Allocation to foreign currency denominated transactions - Method of Hedging and Transactions Hedged: Avoiding of currency fluctuation from foreign currency denominated transactions using foreign exchange contracts, as a means to finalize sales prices and purchase prices. - Hedging Policy: We engage in hedging within the extent of the claims or liabilities involved, in order to improve the financial balance. - Method of Evaluating the Effectiveness of Hedging: After hedging commences, the target of the hedge and the cumulative market fluctuation of the means of hedging shall be compared, and a determination will be made on the basis of factors such as the amount of fluctuation of both the underlying claim or liability and the hedge, during the period until the effectiveness is determined.

Previous Consolidated Fiscal Year	Current Consolidated Fiscal Year
4. Details of Risks related to Trading It is understood that there is little risk for exchange contracts resulting from fluctuations in the exchange market.	4. Details of Risks related to Trading Foreign exchange contracts contain a risk of fluctuation of currency rates. It is our understanding that there is almost no credit risk because the transactions are conducted with financial institutions that have high credit ratings.
5. Risk Management System In the execution and management of derivative trades, the person making the decision first receives the approval of the department in charge of funds.	5. Risk Management System In the execution and management of derivative trades, the person making the decision first receives the approval of the department in charge of funds.
6. Supplementary Explanation of Matters Concerning Trading Prices, etc.: Contract amounts of matters concerning trading prices, etc., are nothing more than nominal contracting amounts used in derivative dealing, and the size of the amount has nothing to do with the risk associated with the derivative transaction.	6. Supplementary Explanation of Matters Concerning Trading Prices, etc.: Contract amounts of matters concerning trading prices, etc., are nothing more than nominal contracting amounts used in derivative dealing, and the size of the amount has nothing to do with the risk associated with the derivative transaction.

2. Matters Concerning Trading Market Prices, etc.

Derivative Trading Contract Amount, etc., Market Price and Valuation Gain or Loss

(1) Currency Relation

(Thousands of yen)

Section	Type	Previous Consolidated Fiscal Year (As of March 31, 2001)				Current Consolidated Fiscal Year (As of March 31, 2002)			
		Contract Amount		Current Price	Valuation Loss/Gain	Contract Amount		Current Price	Valuation Loss/Gain
			Exceed 1 Year				Exceed 1 Year		
Non-Market Trades	Exchange Contracts in buying US$	---	---	---	---	66,534	---	66,295	△239
Total		---	---	---	---	66,534	---	66,295	△239

(Notes:)

Previous Consolidated Fiscal Year	Current Consolidated Fiscal Year
1. Current price as of the end of term refers futures market price.	1. Same as the left.
2. Excluding delivertive transaction that are covered under hedge accounting.	2. Same as the left.

(Relationship to Retirement Benefits)

1. Summary of applicable retirement benefit plan.

Our group has a qualified pension plan and a lump sum retirement bonus plan. From the 33rd fiscal period (the year ended in April 1981) the filing company transferred some (50 percent) of its retirement benefits, and from the 42nd fiscal period (the year ended in March 1990) the entire amount of retirement benefits were transferred to the qualified pension plan.

2. Retirement benefit liabilities and details thereof:

(Thousands of yen)

	Previous consolidated fiscal year (As of March 31, 2001)	Current consolidated fiscal year (As of March 31, 2002)
(1) Retirement benefit liabilities	Δ3,110,527	Δ3,404,712
(2) Pension assets	2,564,151	2,546,981
(3) Unfunded retirement benefit liability (1) + (2)	Δ546,375	Δ857,730
(4) Unaccounted difference occurring at the time of amendment of accounting standards	154,503	77,251
(5) Unrecognized difference resulting from actuarial accounting	367,212	643,963
(6) Unrecognized past service liability (reduction in liability)	---	---
(7) Net value on consolidated balance sheets (3) + (4) + (5) + (6)	Δ24,660	Δ136,515
(8) Prepaid pension costs	144	---
(9) Retirement benefit allowance (7) - (8)	Δ24,805	Δ136,515

Note: Some of the subsidiaries use a simplified method to calculate their pension benefit liabilities.

3. Details of Retirement Benefit Expenses

(Thousands of yen)

	Previous consolidated fiscal year (From April 1, 2000 to March 31, 2001)	Current consolidated fiscal year (From April 1, 2001 to March 31, 2002)
Retirement benefit expenses	220,229	298,042
(1) Service cost	141,901	145,203
(2) Interest cost	88,928	91,890
(3) Expected investment income (reduction)	Δ87,852	Δ89,745
(4) Amount treated as an expense out of the difference at the time of amendment of accounting standards	77,251	77,251
(5) Difference resulting from actuarial accounting	---	73,442

Note: The retirement benefit expenses of consolidated subsidiaries which use the simplified accounting method have been booked into "(1) Service cost."

4. Particulars Concerning the Actual Assumptions for Calculating Retirement Benefit Liability, Etc.

	Current consolidated fiscal year (As of March 31, 2001)	Current consolidated fiscal year (As of March 31, 2002)
(1) Discount rate (%)	3.00%	2.50%
(2) Expected investment income (%)	3.25%	3.50%
(3) Method of allocating projected retirement benefits over the period	Straight line over the period	Straight line over the period
(4) Years for amortizing past service liability	---	---
(5) Years for amortizing unrecognized difference resulting from actuarial accounting	5 years	5 years
(6) Years for amortizing difference arising at the time of amending accounting standards	3 years	3 years

(Tax Effect Relation)

Previous consolidated fiscal year (As of March 31, 2001)		Current consolidated fiscal year (As of March 31, 2002)	

1. Breakdown by the causes of deferred tax assets and deferred tax liabilities incurred (Thousands of yen)

Previous consolidated fiscal year (As of March 31, 2001)		Current consolidated fiscal year (As of March 31, 2002)	
Deferred tax assets (current)		Deferred tax assets (current)	
- Excess of tax deductible maximum amount transferable to allowance for bonuses	235,095	- Excess of tax deductible maximum amount transferable to allowance for bonuses	151,144
- Negated amount of business tax payable, etc.	108,241	- Negated amount of business tax payable, etc.	48,502
- Others	18,602	- Others	34,461
	361,938		234,107
Deferred tax liabilities (current)		Deferred tax liabilities (current)	
- Special depreciation reserve	Δ1,212	- Special depreciation reserve	Δ1,020
- Others	Δ4,385	- Others	Δ5,451
	Δ5,598		Δ6,472
Net deferred tax assets (current)	356,339	Net deferred tax assets (current)	227,635
Deferred tax assets (fixed)		Deferred tax assets (fixed)	
		- Losses carried forward for tax purposes	165,418
- Negated allowance to be transferred to officers' retirement allowance	96,542	- Negated allowance to be transferred to officers' retirement allowance	62,608
		- Amount in excess of the deduction for the allowance for retirement benefits	52,189
- Others	51,467	- Others	44,072
	148,010	Subtotal	324,289
		- Valuable allowance	Δ68,003
		Total	256,286
Deferred tax liabilities (fixed)		Deferred tax liabilities (fixed)	
- Valuation balance of other securities	Δ459,166	- Valuation balance of other securities	Δ521,115
- Special depreciation reserve	Δ7,277	- Special depreciation reserve	Δ6,121
- Others	Δ2,493	- Others	Δ2,058
	Δ468,937		Δ529,295
Net deferred tax assets (fixed)	Δ320,927	Net deferred tax assets (fixed)	Δ273,008

2. Breakdown by the causes of important differences in the burden rates between legal effective tax rate and the corporate tax rate after application of tax effect accounting

Previous consolidated fiscal year		Current consolidated fiscal year	
Statutory effective tax rate	41.74%	Statutory effective tax rate	41.74%
(Adjustment)		(Adjustment)	
- Investment profit on equity method	Δ8.26%	- Investment profit on equity method	Δ5.53%
		- Unrecognized taxable income of subsidiaries carrying a loss	1.80%
- Others	0.19%	- Others	0.09%
Burden rate of income tax rate, etc. after application of tax effect accounting	33.67%	Burden rate of income tax rate, etc. after application of tax effect accounting	38.10%

(Segment Information)
Segment Information by Business Category

(Thousands of yen)

Previous consolidated fiscal year (From April 1, 2000 to March 31, 2001)					
	Manufacture & sale of industrial materials	Other businesses	Total	Elimination or all companies	Consolidation
I Sales and profit or loss Sales					
(1) Sales to outside customers	29,613,012	1,078,007	30,691,019	---	30,691,019
(2) Inter-segmental internal sales or transfers	40,503	---	40,503	(40,503)	---
Total	29,653,515	1,078,007	30,731,523	(40,503)	30,691,019
Operating expenses	25,883,973	1,050,534	26,934,508	(66,205)	26,868,302
Operating Income	3,769,542	27,472	3,797,015	25,701	3,822,716
II Assets, depreciation costs, and capital exp.					
Assets	28,108,827	1,008,069	29,116,897	4,779,212	33,896,109
Depreciation costs	1,361,569	28,334	1,389,903	---	1,389,903
Capital expenditure	2,329,032	5,436	2,334,468	---	2,334,468

Notes: 1. *Segmentation of businesses*

Businesses engaged by the Company are segmented, taking into account product lines and similarity of related markets.

2. *Main products categorized into each business category*

Business category	*Main products, etc.*
Manufacture and sale of industrial materials, etc.	*Manufacture and sale of electronic materials, optical materials, electric insulating materials and industrial-use structural materials, and the purchase and sale of related products.*
Other businesses	*Management of golf training courses, and purchase and sale of sports and recreation equipment*

3. *The total amount of corporate assets included in Elimination or all Companies out of the Assets is ¥5,051,293,000. Major assets items thereof are idle investment fund (cash and deposits), long-term investment fund (investment securities), and administrative department assets, etc.*
4. *Regarding the rent payment for rent assets which were used to included in 'sales cost or cost for general management', it is treated as non-operating payment from the current consolidated fiscal year because the rent assets of the Company has been greatly increased and to correspond to 'rent income' in the non-operating income. In accordance with this change, the rent payment regarding rent assets is treated as the non-operating costs from the current fiscal year. As a result, the operating income increased ¥58,139,000 on the previous year in the manufacture and sales business of the industrial-use materials.*

(Thousands of yen)

Current consolidated fiscal year (From April 1, 2001 to March 31, 2002)					
	Manufacture & sale of industrial materials	Other businesses	Total	Elimination or all companies	Consolidation
I Sales and profit or loss Sales					
(1) Sales to outside customers	27,779,209	931,187	28,711,026	---	28,711,026
(2) Inter-segmental internal sales or transfers	58,178	---	58,178	(58,178)	---
Total	27,837,388	931,187	28,769,205	(58,178)	28,711,026
Operating expenses	24,639,249	959,959	25,599,208	(58,220)	25,540,987

Operating Income	3,198,139	Δ28,141	3,169,997	41	3,170,039
II Assets, depreciation costs, and capital exp.					
Assets	27,809,041	986,353	28,795,395	9,056,374	37,851,770
Depreciation costs	1,535,128	24,185	1,559,313	---	1,559,313
Capital expenditure	2,108,608	3,771	2,112,380	---	2,112,380

Notes: 1. *Segmentation of businesses*

Businesses engaged by the Company are segmented, taking into account product lines and similarity of related markets.

2. *Main products categorized into each business category*

Business category	*Main products, etc.*
Manufacture and sale of industrial materials, etc.	*Manufacture and sale of electronic materials, optical materials, electric insulating materials and industrial-use structural materials, and the purchase and sale of related products.*
Other businesses	*Management of golf training courses, and purchase and sale of sports and recreation equipment*

3. *The total amount of corporate assets included in Elimination or all Companies out of the Assets is ¥9,271,579,000. Major assets items thereof are idle investment fund (cash and deposits), long-term investment fund (investment securities), and administrative department assets, etc.*

(Segment Information by Region)

Because Arisawa Goup has no consolidated subsidiaries and branches in overseas countries, there are no applicable matters in the previous consolidated fiscal term and current consolidated fiscal term.

(Overseas Sales)

Previous consolidated fiscal year (From April 1, 2000 to March 31, 2001)

	North America	Asia	Europe	Total
I Overseas sales (Thousands of yen)	3,583,062	5,000,262	863,376	9,446,702
II Consolidated sales (Thousands of yen)	-----	-----	-----	30,691,019
III Proportion of overseas sales as in proportion to consolidated sales (%)	11.7	16.3	2.8	30.8

Current consolidated fiscal year (From April 1, 2001 to March 31, 2002)

	North America	Asia	Europe	Total
I Overseas sales (Thousands of yen)	4,688,707	3,974,199	786,868	9,449,775
II Consolidated sales (Thousands of yen)	-----	-----	-----	28,711,026
III Proportion of overseas sales as in proportion to consolidated sales (%)	16.3	13.9	2.7	32.9

Note: 1. *The regions are composed by proximity.*

2. *The respective regions are composed of the following countries.*

North America: *USA and Canada*

Asia: *Korea, China, Taiwan and Malaysia, etc.*

3. *Overseas sales are the sales by the Company to respective regions (including indirect exports).*

(Trade relation with parties concerned)

Previous consolidated fiscal year (From April 1, 2000 to March 31, 2001)

1. The Company and major corporate shareholders, etc.
   No applicable matters.

2. Officers and major individual shareholders, etc.

Classification		Company with majority voting rights owned by officers and their relatives
Name of Company		Arisawa Kenko Co., Ltd.
Address		Joetsu City, Niigata Prefecture
Capital		¥317,600,000
Business line		Agent of non-life insurance
Owner-ship ratio of voting rights		Direct 2.25%
Relation	Officers concurrent role	2 Officers
	Business Relation	Non-life insurance contract
Trade contents		Payment of insurance premium
Amount involved		¥17,842,000
Items		---
Closing Balance at term end		---

Note: 1. Regarding the percentage breakdown of the ownership of the voting rights, Eiichi Arisawa and Sanji Arisawa directly own 31.4% and 28.9% respectively. Three relatives of Eiichi Arisawa hold 39.7%.
2. Trade conditions or decision making policies of trade conditions, etc.
Premiums of non-life insurance are decided based on the fixed rates.

3. Subsidiaries, etc.

Classification		Affiliate
Name of Company		Polatechno Co., Ltd.
Address		Chiyoda-ku, Tokyo
Capital		¥1,240,000,000
Business line		Manufacturing of LCD use polarizing plates
Owner-ship ratio of voting rights		Direct 45%
Relation	Officers concurrent role	4 Officers
	Business Relation	Sales of products of optical materials

Trade Contents	Amount involved (Thousands of yen)	Item	Closing Balance at the end of term
Sale of products	¥447,026,000	Trade notes and accounts receivables	¥199,704,000
Debt guarantee	¥567,500,000	---	---

Note: 1. Consumption taxes, etc. are excluded in the accounting treatment adopted, but the closing balances in the above include consumption taxes, etc.
2. Trade conditions and decision making policies, etc. of trade conditions Product sales are decided by negotiation with reference to market prices.
3. Debt guarantee is made for the loans from financial institutions for facility funds and operating funds. ¥467,500,000 out of the total debt guarantee is guaranteed by Nippon Kayaku Co., Ltd. and the Company.

4. Fellow subsidiaries, etc.
   No applicable matters.

Current consolidated fiscal year (From April 1, 2001 to March 31, 2002)

1. The Company and major corporate shareholders, etc.
   No applicable matters.

2. Officers and major individual shareholders, etc.

Classification		Company with majority voting rights owned by officers and their relatives
Name of Company		Arisawa Kenko Co., Ltd.
Address		Joetsu City, Niigata Prefecture
Capital		¥317,600,000
Business line		Agent of non-life insurance
Owner-ship ratio of voting rights		Direct 2.0%
Relation	Officers concurrent role	1 Officer
	Business Relation	Non-life insurance contract
Trade contents		Payment of insurance premium
Amount involved		¥21,820,000
Items		---
Closing Balance at term end		---

Note:
1. *Regarding the percentage breakdown of the ownership of the voting rights, Sanji Arisawa directly own 28.9%. Four relatives of Sanji Arisawa hold 71.1%.*
2. *Trade conditions or decision making policies of trade conditions, etc.*
   Premiums of non-life insurance are decided based on the fixed rates.

3. Subsidiaries, etc.

Classification		Affiliate
Name of Company		Polatechno Co., Ltd.
Address		Chiyoda-ku, Tokyo
Capital		¥1,240,000,000
Business line		Manufacturing of LCD use polarizing plates
Owner-ship ratio of voting rights		Direct 45%
Relation	Officers concurrent role	4 Officers
	Business Relation	Sales of products of optical materials

Trade Contents	Amount involved (Thousands of yen)	Item	Closing Balance at the end of term
Sales of products	¥231,156,000	Trade notes and accounts receivables	¥106,647,000
Debt guarantee	¥130,000,000	--	---

Note:
1. *Consumption taxes, etc. are excluded in the accounting treatment adopted, but the closing balances in the above include consumption taxes, etc.*
2. *Trade conditions and decision making policies, etc. of trade conditions Product sales are decided by negotiation with reference to market prices.*
3. *Debt guarantee is made for the loans from financial institutions for facility funds and operating funds and is guaranteed by Nippon Kayaku Co., Ltd. and the Company.*

4. Fellow subsidiaries, etc.
   No applicable matters.

(Per share information)

	Previous Consolidated fiscal year (April 1, 2000 to March 31, 2001)	Current consolidated fiscal year (April 1, 2001 to March 31, 2002)
Net asset per share	¥1,040.82	¥1,126.44
Basic earnings per share	¥159.98	¥106.08
Fully diluted earnings per share	¥159.81	¥106.03

5) Consolidated Supplementary Statements

Corporate bond statement

There are no corporate bonds issued by the Company and its consolidated subsidiaries.

(Statement of loans, etc.)

Classification	Closing balance at the end of previous term (Thousands of yen)	Closing balance at the end of current term (Thousands of yen)	Average interest rate (%)	Maturity
Short term loans	1,281,310	949,064	1.08	---
Current portion of long term loan repayable within one year	27,280	18,200	1.09	---
Long term loans (excluding portion repayable within one year)	40,200	22,000	1.50	November, 2006
Other liabilities with interests	---	---	---	---
Total	1,348,790	989,264	---	---

Note: 1. *The average interest rate is the weighed average rate against the closing balance of loans.*
2. *The amounts repayable within 5 years out of the long term loans (excluding current portion repayable within one year) from the consolidated accounting date are as follows.*

(Thousands of yen)

	More than 1 year – less than 2 years	More than 2 years – less than 3 years	More than 3 years – less than 4 years	More than 4 years – less than 5 years
Long term loans	6,000	6,000	6,000	4,000

(2) Others

No applicable matters

2. Financial Statements, etc.

(1) Financial Statements

1) Balance Sheet

Item \ Term	53rd Term (As of March 31, 2001) Amount (Thousands of yen)		Composition ratio (%)	54th Term (As of March 31, 2002) Amount (Thousands of yen)		Composition ratio(%)
(Asset)			%			
I. Current Assets						
1. Cash and deposits		850,116			5,975,503	
2. Trade notes receivable*3*7		2,076,910			1,620,862	
3. Accounts receivable *3		7,305,614			5,724,019	
4. Securities		160,277			160,498	
5. Finished goods and merchandise		24,057			18,589	
6. Semi-finished goods		922,758			899,271	
7. Raw material		624,476			242,640	
8. Work-in-progress		632,878			867,594	
9. Stores		15,775			16,104	
10. Prepaid expenses		21,242			17,349	
11. Deferred tax assets		274,782			167,693	
12. Loans to the affiliates		---			300,000	
13. Receivables		73,116			50,623	
14. Others *8		8,455			3,967	
Allowance for doubtful accounts		Δ 5,862			Δ7,056	
Total Current Assets		12,984,600	44.7		16,057,661	49.1
II. Fixed Assets						
(1) Tangible fixed assets						
1. Buildings *1	7,750,202			8,701,540		
Accumulated depreciation	3,957,903	3,792,299		4,298,139	4,403,400	
2. Structures *1	667,740			685,404		
Accumulated depreciation	403,588	264,151		443,687	241,716	
3. Machinery and equipment *1	11,491,093			12,765,900		
Accumulated depreciation	8,501,870	2,989,222		9,331,036	3,434,864	
4. Vehicles and delivery equipment	90,062			91,129		
Accumulated depreciation	69,894	20,167		76,273	14,856	
5. Tools and fixtures *1	961,978			1,072,129		
Accumulated depreciation	794,545	167,433		873,476	198,653	
6. Land *1		1,583,645			1,580,747	
7. Construction in progress		1,412,182			814,787	
Total Tangible Fixed Assets		10,229,102	(35.2)		10,689,026	(32.7)
(2) Intangible Fixed Assets						
1. Telephones subscription rights		9,095			9,095	
2. Facilities utilization rights		3,219			2,724	
3. Patent license		312			187	
4. Software		221			121	
5. Others		308			1,991	
Total Intangible Fixed Assets		13,157	(0.1)		14,120	(0.0)
(3) Investments and Other Assets			%			
1. Investment securities *1		2,845,524			2,891,779	
2. Securities of affiliates		1,491,195			1,868,759	
3. Contributions		1,465			1,215	

4. Contributions to affiliates		36,790			36,790	
5. Long-term loans		15,137			11,063	
6. Long-term loans to employees		12,738			8,904	
7. Long-term loans to affiliates		1,198,780			1,012,680	
8. Long-term prepaid expenses		18,022			25,048	
9. Investment real estate		5,154			5,154	
10. Insurance reserve		79,487			---	
11. Others		173,992			129,141	
12. Allowance for doubtful accounts		Δ 70,388			Δ 33,095	
Total Investment and other Assets		5,807,899	(20.0)		5,957,440	(18.2)
Total Fixed Assets		16,050,159	55.3		16,660,587	50.9
Total Assets		29,034,759	100.0		32,718,248	100.0
(Liabilities)						
I. Current Liabilities						
1. Trade notes payable *3*7		3,743,355			3,019,748	
2. Accounts payable *3		2,570,473			2,461,688	
3. Short-term loans payable*1		875,000			360,000	
4. Long-term loan repayable within one year *1		16,800			12,200	
5. Accruals *4		620,468			551,815	
6. Accrued expenses		664,982			30,148	
7. Income taxes payable		1,058,564			519,920	
8. Cash deposited		19,667			23,165	
9. Reserve for bonus		---			496,224	
10. Deposit received from employees		385,587			377,352	
11. Equipment notes payable		1,298,490			567,533	
12. Others		10,334			1,908	
Total Current Liabilities		11,263,724	38.8		8,421,705	25.7
II. Fixed Liabilities						
1. Long-term loans payable*1		12,200			---	
2. Deferred tax liabilities		342,060			396,631	
3. Reserve for retirement allowance		---			98,491	
4. Reserve for officers' retirement bonus		228,348			147,049	
5. Others		5,400			9,105	
Total Fixed Liabilities		588,008	2.0		651,277	2.0
Total Liabilities		11,851,732	40.8		9,072,982	27.7
(Shareholders' Equity)						
I. Capital Stock *2		3,876,350	13.4		6,320,255	16.3
II. Capital Reserve		2,988,713	10.3		5,432,618	16.6
III. Revenue Reserve		693,262	2.4		748,262	2.3
IV. Other Surplus						
(1) Voluntary reserve						
1. Dividend reserve	171,600			171,600		
2. Reserve for advanced depreciation of fixed assets	4,428			3,396		
3. Reserve for special redemption	9,315			11,851		
4. General reserve	6,480,000	6,665,343		7,730,000	7,916,847	
(2) Unappropriated retained earnings at the end of term		2,318,459			2,501,242	
Total other surplus		8,983,803	30.9		10,418,090	31.9
V. Other Securities Evaluation Balance		640,896	2.2		727,364	2.2

Treasury Share		---	---		Δ1,325	Δ0.0
Total Shareholders' Equity		17,183,026	59.2		23,645,266	72.3
Total Liabilities and Shareholders' Equity		29,034,759	100.0		32,718,248	100.0

2) Profit and Loss Statement

Item / Term	53rd Term (From April 1, 2000 to March 31, 2001)			54th Term (From April 1, 2001 to March 31, 2002)		
	Amount (Thousand of yen)		Ratio (%)	Amount (Thousand of yen)		Ratio (%)
I. Sales						
1. Sales of finished goods and merchandise *1		27,518,384	100		26,063,674	100.0
II. Cost of Goods Sold						
1. Opening inventory of finished goods and merchandise	1,839,257			946,815		
2. Purchases for the term	5,259,012			4,716,706		
3. Cost of manufactured goods for the term	16,892,413			16,123,947		
Subtotal	23,990,682			21,787,469		
4. Transfer to other accounts *2	Δ 1,052,657			Δ 64,550		
5. Closing inventory of finished goods and merchandise	946,815	21,991,209	80.0	917,861	20,805,057	79.9
Gross Profit on Sales		5,527,175	20.0		5,258,616	20.1
III. Selling, Gen. & Adm. Expenses						
1. Freight and packaging cost	418,530			531,954		
2. Transfer to reserve for bad loans	---			3,110		
3. Officers' compensation	148,833			171,639		
4. Wage allowances	463,517			545,972		
5. Bonus	310,475			---		
6. Transfer to reserve for bonuses	---			104,405		
7. Transfer to reserve for Officers' Retirement Bonuses	20,120			21,905		
8. Transfer to allowance for retirement wage	33,166			46,127		
9. Depreciation expense	60,113			62,839		
10. Distribution cost	96,375			---		
11. Other expenses	677,500	2,228,632	8.1	676,890	2,164,844	8.3
Operating Income		3,298,542	11.9		3,093,772	11.8
IV. Non-operating Revenue						
1. Interest receivable	16,326			23,296		
2. Dividend receivable	86,322			96,798		
3. Rent income *3	466,688			509,957		
4. Others	111,958	681,295	2.5	202,929	832,981	3.2
V. Non-operating Expenses						
1. Interest expenses and discount paid	---					
2. Interest expenses	26,946			9,696		
3. Rent expenses	334,119			357,906		
4. New Stock Issue Expenses	---			51,044		
5. Others	90,136	451,202	1.6	82,296	500,943	1.9
Ordinary Income		3,528,636	12.8		3,425,810	13.1
VI. Extraordinary Profit						
1. Reversal of bad debt reserve	4,059			---		
2. Sale of fixed assets *4	---			38,192		
3. Sale of investment securities	2,642	6,702	0.0	84,173	122,366	0.5
VII. Extraordinary Loss						
1. Loss on retirement of fixed assets *5	50,256			45,868		

2. Eligible retirement pension cost for premium paid period of past service	---			13,109		
3. Redemption of balance at the time of change of accounting standard for retirement wage	65,898			65,898		
4. Others	---	116,155	0.4	5,301	130,177	0.5
- Income before taxes		3,419,183	12.4		3,417,998	13.1
- Income taxes, inhabitant taxes and business taxes payable	1,566,000			1,309,000		
- Adjustment of Income tax, etc.	Δ149,805	1,416,194	5.1	99,711	1,408,711	5.4
- Net income for current term		2,002,989	7.3		2,009,287	7.7
- Profit brought forward from the previous term		315,470			491,954	
- Unappropriated regained earnings at the end of term		2,318,459			2,501,242	

Statement of Cost of Manufactured Goods

Item / Term	53rd Term (From April 1, 2000 to March 31, 2001)			54th Term (From April 1, 2001 to March 31, 2002)		
	Amount (Thousands of yen)		Ratio (%)	Amount (Thousands of yen)		Ratio (%)
I. Materials costs		10,494,165	62.4		9,984,744	61.0
II. Labour expenses		3,151,498	18.7		3,176,049	19.4
III. Expenses		3,174,349	18.9		3,197,870	19.6
(Expenses arising from outside manufactures included above)	(669,480)			(605,654)		
(Depreciation expenses included above)	(968,436)			(1,106,137)		
(Other expenses included above)	(1,536,432)			(1,486,079)		
Gross manufacturing expenses for the term		16,820,014	100.0		16,358,663	100.0
Opening inventory of work-in-progress		827,595			632,878	
Subtotal		17,647,609			16,991,542	
Balance transferred to other accounts *1		Δ122,317			---	
Closing inventory of work-in-progress		632,878			867,894	
Cost of Manufactured Goods for the current term		16,892,413			16,123,947	

Cost accounting is performed by the estimated cost method for materials cost and the simple cost accounting by product using unit distribution rate, for which the previous year's result is adjusted, and is used for processing costs. At the end of the fiscal term, variances with actual costs are divided proportionally to goods delivered during the term, and finished goods, semi-finished goods and balance of work-in-progress as of the term-end.

*1 *The balance transferred to other accounts is the balance of inventory assets associated with the establishment of Arisawa Fiber Glass, Co., Ltd.*

3) Statement of Profit Appropriations

Item / Term	53rd Term (Approval Date of Ordinary General Meeting of Shareholders: June 28, 2001) Amount (Thousands of yen)		54th Term (Approval Date of Ordinary General Meeting of Shareholders: June 28, 2002) Amount (Thousands of yen)	
I. Unappropriated retained earnings		2,318,459		2,501,242
II. Deduction in voluntary reserves				
1. Deduction in reserve for advanced depreciation of fixed assets		1,031		523
2. Deduction in reserve for special redemption		1,330		1,883
Total		2,320,822		2,503,648
III. Appropriated amount				
1. Profit reserve	55,000		---	
2 Dividends *1	475,001		510,541	
3. Bonuses to directors	45,000		31,000	
4. Special depreciation reserve	3,866		---	
5. General reserve	1,250,000	1,828,867	1,400,000	1,941,541
IV. Profit carried forward to the next term		491,954		562,107

*1 *Dividend per share is ¥24 for the 53rd and ¥21 for the 54th term.*

Significant Accounting Policies

53rd Term (From April 1, 2000 to March 31, 2001)	54th Term (From April 1, 2001 to March 31, 2002)
1. Valuation standard and method of valuing securities: (1) Securities of the subsidiaries and affiliated companies: Valued at cost using the gross average method (2) Other Securities: - Securities where a market value is available: Valued at the current price based on the market value on the closing day, etc. (All the revaluation balance is transferred directly to the capital stock and the sales cost is calculated in the gross average methods.) - Securities where a market value is unavailable: Valued in the gross average method at cost.	1. Valuation standard and method of valuing securities: (1) Securities of the subsidiaries and affiliated companies: Same as the left. (2) Other Securities: - Securities where a market value is available: Same as the left. - Securities where a market value is unavailable: Same as the left.
2. Valuation standard and method of valuing delivatives Delivatives: Valued at the current price.	2. Valuation standard and method of valuing delivatives Delivatives: Same as the left.
3. Valuation standard and method of valuing inventories: - Finished goods/Merchandise/Semi-finished goods/Work in progress: Cost method using first-in, first-out method. - Raw materials/Stores: Cost method using gross average method.	3. Valuation standard and method of valuing inventories: Same as the left.

4. Depreciation method for fixed assets (1) Tangible fixed assets: Declining balance method The straight line depreciation method is used for buildings acquired after 1st April, 1998 (excluding facilities connected to buildings). The durable length of time is as follows: Buildings & structures: 15 - 31 years Machineries & delivery equipment: 8 - 9 years	4. Depreciation method for fixed assets (1) Tangible fixed assets: Same as the left.
(2) Intangible fixed assets: Straight line method under the Corporation Tax Law However, the straight line method is used for the useful life where software of its own use can be used in-house as stated in the additional information.	(2) Intangible fixed assets: Same as the left.
5. Treatment of deferred tax assets All new share issue costs are written off as expenses, when incurred.	5. Treatment of deferred tax assets Same as the left.
6. Standards for converting foreign currency denominated assets and liabilities into Japanese yen Foreign currency denominated assets and liabilities are converted at the exchange rate for spots, etc., on the last day of the period, and the difference on conversion is entered as income or loss.	6. Standards for converting foreign currency denominated assets and liabilities into Japanese yen ---
7. Posting standard for allowances: (1) Allowance for doubtful accounts: In order to reserve for losses from defaults on claims, a write down as non-collectible has been charged at the actual rate of default for normal claims, and has been charged on the basis of the possibility of collection in each instance for specified claims such as those which present concerns about default.	7. Posting standard for allowances: (1) Allowance for doubtful accounts: Same as the left.
(2) Reserve for bonuses: ---	(2) Reserve for bonuses: In order to prepare for expenses of bonuses to employees, the estimated amount is booked as reserve.
(3) Reserve for retirement allowance: The projected amount of retirement benefit liabilities and pension assets as of the end of the fiscal year has been booked in order to provide for retirement benefits to employees. Since the pension assets as of the end of this fiscal year exceed the amount of the reserve for retirement benefits, ¥144,000 has been booked as a prepaid expense. The difference occurring at the time of amending accounting standards (¥197,694,000) will be amortized in proportional amounts in three years, as an extraordinary expense. The difference based on actuarial accounting will be expensed from the following fiscal year, using the straight-line method over a certain number of years (5) years, within the average period of remaining service.	(3) Reserve for retirement allowance: The projected amount of retirement benefit liabilities and pension assets as of the end of the fiscal year has been booked in order to provide for retirement benefits to employees. The difference occurring at the time of amending accounting standards (¥197,694,000) will be amortized in proportional amounts in three years, as an extraordinary expense. The difference based on actuarial accounting will be expensed from the following fiscal year, using the straight-line method over a certain number of years (5) years, within the average period of remaining service.
(4) Reserve for officers' retirement bonuses In order to prepare for expenses of officers' retirement bonuses, the amount to be paid at the end of the term pursuant to the internal rules is booked as reserve.	(4) Reserve for officers' retirement bonuses Same as the left.

8. Treatment of leasing transactions Finance leasing transactions other than those for which ownership is deemed to be fully transferred to the lessee are treated in the same way as ordinary leasing transactions.	8. Treatment of leasing transactions Same as the left.
9. Other important matters for preparation of financial statements - Accounting treatment of consumption tax, etc. The Company employs an accounting method where consumption taxes are not included.	9. Other important matters for preparation of financial statements - Accounting treatment of consumption tax, etc. Same as the left.

Change of Accounting Method

53rd Term (From April 1, 2000 to March 31, 2001)	54th Term (From April 1, 2001 to March 31, 2002)
Formerly lease costs in connection with leased assets were booked within "sales, general and administrative expenses." In July 2000, there was a significant increase in leased assets since we established our subsidiary Arisawa Fiberglass, Co., Ltd., and leased manufacturing equipment to this company in connection with the business of manufacturing glass cloth. Consequently the lease fees and lease costs in connection with the leased assets have greater monetary significance, we have changed to booking the lease costs as non-operating expenses from the present fiscal year, to conform to the booking of the lease fees as non-operating income. This amendment has increased operating income by ¥334,119,000 over the previous method. Nevertheless this change has no effect on ordinary income or net income before taxes.	---

Change in method of notation

53rd Term (From April 1, 2000 to March 31, 2001)	54th Term (From April 1, 2001 to March 31, 2002)
1. Formerly treasury shares were listed as "treasury shares." During this fiscal year, however, a change was made to the number of shares in one unit, which led to a significant decline in the amount to be booked, and consequently treasury shares are not included in the "other" category of current assets. Treasury shares as of the end of this fiscal year were ¥245,000.	1. ---
2. Commissions received (¥29,971,000 for this fiscal year) which were stated in the itemized accounts during the preceding year, fell below 10 percent of non-operating income, and consequently have been included in the "other" category of operating income.	2. ---
3. Charges received (¥38,069,000 for this fiscal year) which were stated in the itemized accounts during the preceding year, fell below 10 percent of operating income, and consequently have been included in the "other" category of operating income.	3. ---
4. Losses on disposal of inventory (¥40,919,000 for this fiscal year) which were stated in the itemized accounts during the preceding year, fell below 10 percent of the total amount of non-operating expenses, and consequently have been included in the "other" category of non-operating expenses.	4. ---

5. Expenses for issuing new shares (¥791,000 for this fiscal year) which were stated in the itemized accounts during the preceding year, fell below 10 percent of non-operating expenses, and consequently have been included in the "other" category of non-operating expenses.	5. ---
6. Indemnities for failures (¥6,211,000 for this fiscal year) which were stated in the itemized accounts during the previous year, fell below 10 percent of non-operating expenses, and consequently have been included in the "other" category of non-operating expenses.	6. ---
7. ---	7. Bonuses (¥97,767,000 for this fiscal year) which were stated in the itemized accounts during the previous year, fell below 5 percent of the total of Selling, General and Administrative Expenses, and consequently have been included in the "salary allowance" category of SG&A.
8. ---	8. Distribution costs (¥74,228,000 for this fiscal year) which were stated in the itemized accounts during the previous year, fell below 5 percent of the total of Selling, General and Administrative Expenses, and consequently have been included in the "freight and packaging cost" category of SG&A.
9. ---	9. Expenses for new share issuance (¥791,000 for previous fiscal year) which were included in the 'Others' of non-operating expenses during the previous year, exceeded 10 percent of the total of non-operating expenses, and consequently have been stated in the itemized accounts.

Additional Information

53rd Term (From April 1, 2000 to March 31, 2001)	54th Term (From April 1, 2001 to March 31, 2002)
(Accounting of Retirement Benefits) From the present consolidated fiscal year, this report applies the accounting standards in connection with retirement benefits "Opinion in Connection With Setting of Accounting Standards Concerning Retirement Benefits" (Business Accounting Council, June 16, 1998). As a result the expenses for retirement benefits fell by ¥46,714,000 when compared to the previously used method, and ordinary profits rose by ¥27,627,000, while net profits before taxes rose by ¥46,714,000. The reserve for retirement benefits has been included in the statement of the reserve for retirement benefits.	---
(Accounting of Financial Products) From the present consolidated fiscal year, this report applies the accounting standards in connection with financial products ("Opinion in Connection With Setting of Accounting Standards Concerning Financial Products" (Business Accounting Council, January 22, 1999)). This change has had only a minor impact on income. Securities held at the start of the term do not include securities for trading purposes or securities for the purpose of holding until maturity.	---

(Accounting Standards for Foreign Currency Denominated Transactions) From the present consolidated fiscal year this report applies the accounting standards in connection with foreign currency denominated transactions after revision ("Opinion in Connection With Amendment to the Accounting Standards of Foreign Currency Denominated Transactions, Etc." (Business Accounting Council, October 22, 1999). This change has had only a minor impact on income.	---
	(Treasury Shares) Formerly treasury shares were listed as "others" category of current assets. From this fiscal year, however, There was amendment to the rules concerning financial documents and consequently treasury shares are separately listed as "treasury shares" category of capitals. Treasury shares as of the end of this fiscal year were ¥245,000. (Reserve for Bonus) The estimated amount of unpaid employee bonuses included and stated in the "other" of the current liabilities has been added to the reserve for bonuses as a result of the publication of "Concerning Line Entries in Financial Documents for Unpaid Employees Bonuses" (Japanese Institute of Certified Public Accountants, February 14, 2001) of the Research Center Deliberation Data (No. 15). The estimated amount of unpaid bonuses included in "unpaid costs" as of the end of the previous fiscal year was ¥633,584,000. (Transferred amount to Reserve for Bonus) The estimated amount of unpaid employee bonuses included and stated in the "bonuses" of the SG & A costs has been added to 'Transferred to the reserve for bonuses' category as a result of the publication of "Concerning Line Entries in Financial Documents for Unpaid Employees Bonuses" (Japanese Institute of Certified Public Accountants, February 14, 2001) of the Research Center Deliberation Data (No. 15). The estimated amount of unpaid bonuses included in "Bonuses" out of the SG & A costs as of the end of the previous fiscal year was ¥146,041,000.

Notes

(Notes to Balance Sheet)

53rd Term (as of March 31, 2001)	54th Term (as of March 31, 2002)
*1 The assets mortgaged as security and the liabilities with securities are as follows:	*1 The assets mortgaged as security and the liabilities with securities are as follows:

53rd Term — The assets mortgaged as securities: (Thousands of yen)

Buildings	¥2,334,686	(¥2,334,686)
Structures	¥111,222	(¥111,222)
Machinery and equipment	¥1,325,174	(¥1,325,174)
Tools and fixtures	¥25,360	(¥25,360)
Land	¥258,342	(¥191,025)
Investment Securities	¥539,415	(---)
Total	¥4,594,200	(¥3,987,468)

54th Term — The assets mortgaged as securities: (Thousands of yen)

Buildings	¥2,427,070	(¥2,427,070)
Structures	¥113,388	(¥113,388)
Machinery and equipment	¥1,511,225	(¥1,511,225)
Tools and fixtures	¥56,276	(¥56,276)
Land	¥258,342	(¥191,025)
Total	¥4,366,302	(¥4,298,985)

The liabilities with securities: (Thousands of yen)

Short-term debts	¥725,000	(¥650,000)
Long-term debts due payment within one year	¥16,800	(---)
Long-term debts	¥12,200	(---)
Total	¥754,000	(¥650,000)

- The amounts in brackets indicate factory's mortgages and its liabilities concerned.
- In addition to the above, the following assets are provided as securities for business transaction:

(Thousands of yen)

Land	¥5,157
Investment Securities	¥29,280

*2 The authorized number of shares to be issued: 57,000,000 shares
The number of shares issued: 19,791,800 shares

*3 Assets and liabilities of the affiliates

(Thousands of yen)

(1) Trade notes receivable	¥282,023
(2) Accounts receivable	¥59,690
(3) Trade notes payable	¥1,001,984
(4) Accounts payable	¥524,127

*4 Consumption tax payable is included in the Accruals in current liabilities.

5. Liability for guarantee
(1) Guarantee for affiliated companies' borrowings from financial institutions (Thousands of yen)

Polatechno Co., Ltd.	¥567,500
Arisawa Sporting Goods Co., Ltd.	¥280,000
Arisawa Optic Co., Ltd.	¥89,000
Eagle Co., Ltd.	¥38,480
Total	¥974,980

Note: ¥467,500,000 of Polatechno's guaranteed liabilities is guaranteed by Nippon Kayaku Co., Ltd. and the Company.

(2) Guarantee for affiliated companies' liabilities for stocking from the customer companies:

(Thousands of yen)

Arisawa Kenpan Co., Ltd.	¥12,777

6. ---

The liabilities with securities: (Thousands of yen)

Short-term debts	¥150,000	(¥150,000)

- The amounts in brackets indicate factory's mortgages and its liabilities concerned.
- In addition to the above, the following assets are provided as securities for business transaction:

(Thousands of yen)

Land	¥5,157

*2 The authorized number of shares to be issued: 57,000,000 shares
The number of shares issued: 24,311,980 shares

*3 Assets and liabilities of the affiliates

(Thousands of yen)

(1) Trade notes receivable	¥199,194
(2) Accounts receivable	¥61,995
(3) Trade notes payable	¥462,097
(4) Accounts payable	¥331,287

*4 Same as the left.

5. Liability for guarantee
(1) Guarantee for affiliated companies' borrowings from financial institutions (Thousands of yen)

Arisawa Sporting Goods Co., Ltd.	¥310,000
Arisawa Fiber Glass Co., Ltd.	¥190,000
Polatechno Co., Ltd.	¥130,000
Eagle Co., Ltd.	¥78,000
Arisawa Optic Co., Ltd.	¥71,000
Total	¥779,000

Note: Polatechno's guaranteed liabilities is guaranteed by Nippon Kayaku Co., Ltd. and the Comapany.

(2) Guarantee for affiliated companies' liabilities for stocking from the customer companies:

(Thousands of yen)

Arisawa Kenpan Co., Ltd.	¥1,053

6. The Company has executed an overdraft agreement with five correspondent banks, and a loan commitment agreement with two banks, for the purpose of efficient procurement of operating capital. The following are the outstanding lines of credit based on these agreements as of the end of the interim consolidated accounting period:

(Thousands of yen)

- Total amount of current account overdrafts and loan commitments	¥5,600,000
- Draw-downs	¥260,000
Net	¥5,340,000

*7. Notes Expiring as of the Last Day of the Consolidated Fiscal Year Notes expiring as of the last day of the consolidated fiscal year are booked on the date of exchange of the note for accounting purposes. Since the last day of the consolidated fiscal year is a holiday for financial institutions, the balance of notes that expire as of the last day of the consolidated fiscal year also includes notes that expire as of the last day of the following fiscal year. (Thousands of yen) Notes receivable: ¥222,487 Notes payable: ¥445,943	*7. Notes Expiring as of the Last Day of the Consolidated Fiscal Year Notes expiring as of the last day of the consolidated fiscal year are booked on the date of exchange of the note for accounting purposes. Since the last day of the consolidated fiscal year is a holiday for financial institutions, the balance of notes that expire as of the last day of the consolidated fiscal year also includes notes that expire as of the last day of the following fiscal year. (Thousands of yen) Notes receivable: ¥175,866 Notes payable: ¥295,942
*8. Treasury shares of ¥245,000 (87 shares) that are held temporarily as a result of a demand to buy-back shares which are less than a trading unit, have been stated as being included in the "other" category of current assets.	*8. ---
9. The net asset value as set forth in the Item 6 of Article 290-1 of the Commercial Code is ¥640,896,000.	9. ---

(Notes to Profit and Loss Statements)

53rd Term (From April 1, 2000 to March 31, 2001)	54th Term (From April 1, 2001 to March 31, 2002)
*1 Sales of finished goods and merchandise are posted collectively, because allocation is difficult.	*1 Same as the left.
*2 Breakdown of transfers to other accounts is as follows: (Thousands of yen) - Transfer of in-house manufactured goods to manufacturing expenses or others Δ¥65,103 - Transfer of inventories in accordance with the establishment of Arisawa Fiber Glass Co., Ltd. Δ¥987,554 Total Δ¥1,052,657	*2 Breakdown of transfers to other accounts is as follows: (Thousands of yen) - Transfer of in-house manufactured goods to manufacturing expenses or others Δ¥64,550
*3 Transactions with affiliates (Thousands of yen) Major items and amounts - Rental income from affiliates ¥448,890	*3 Transactions with affiliates (Thousands of yen) Major items and amounts - Rental income from affiliates ¥481,243
*4 ---	*4 Profit arising from sale of fixed asset comes from sale of land ¥38,192,000
*5 Breakdown of loss on retirement of fixed assets is as follows: (Thousands of yen) Machinery and equipment ¥31,518 Removing Expense ¥12,723 Buildings ¥5,688 Tools and fixtures ¥326 Total ¥50,256	*5 Breakdown of loss on retirement of fixed assets is as follows: (Thousands of yen) Machinery and equipment ¥35,488 Removing Expense ¥1,086 Buildings ¥7,528 Tools and fixtures ¥1,765 Total ¥45,868
6. Research and development expenses included in general administrative expenses and manufacturing expenses for the current term (Thousands of yen) ¥1,514,742	6. Research and development expenses included in general administrative expenses and manufacturing expenses for the current term (Thousands of yen) ¥1,876,941

(Notes to Leasing Transactions)

53rd Term (From April 1, 2000 to March 31, 2001)	54th Term (From April 1, 2001 to March 31, 2002)
Finance-lease transaction except for which titles to the leased items are deemed to be transferred to the lessee.	Finance-lease transaction except for which titles to the leased items are deemed to be transferred to the lessee.
1. The amount equivalent to acquisition prices of leased assets, the amount equivalent to accumulated depreciation costs, and the balance at the end of the term	1. The amount equivalent to acquisition prices of leased assets, the amount equivalent to accumulated depreciation costs, and the balance at the end of the term

53rd Term (Thousands of yen)

	Amount equivalent to acquisition prices	Amount equivalent to depreciation costs	Balance at term end
Machinery equipment & delivery equipment	11,988	11,211	777
Tools and fixtures	134,500	66,622	67,878
Others	76,593	22,008	54,584
Total	223,082	99,842	123,239

Note: The amount equivalent to the prepaid lease balance is calculated on an interest paid included basis because the prepaid lease balance makes up such a small portion of the end of term tangible asset balance.

54th Term (Thousands of yen)

	Amount equivalent to acquisition prices	Amount equivalent to depreciation costs	Balance at term end
Tools and fixtures	102,912	60,122	42,790
Others	85,401	38,840	46,560
Total	188,313	98,962	89,351

Note: Same as the left.

2. Prepaid lease balance at the end of term

(Thousands of yen)	53rd Term	54th Term
Less than 1 year	¥40,752	¥36,018
More than 1 year	¥82,487	¥53,333
Total	¥123,239	¥89,351

53rd Term — Note: The prepaid lease balance at the end of the term is calculated on an interest paid included basis because this balance makes up such a small portion of the end of term tangible asset balance.

54th Term — Note: Same as at left.

3. Prepaid lease payments and equivalent depreciation costs:

(Thousands of yen)	53rd Term	54th Term
Prepaid lease payments:	¥43,875	¥42,088
Equivalent depreciation cost:	¥43,875	¥42,088

4. Method for calculating equivalent depreciation cost:

53rd Term: The straight line method is adopted, where the period of lease is set as the useful life and the salvage value is set at zero.

54th Term: Same as at left.

(Securities Relation)

There are no securities of subsidiaries and affiliates bearing the current prices for the previous fiscal year (from April 1, 2000 to March 31, 2001) and current fiscal year (from April 1, 2001 to March 31, 2002).

(Tax effect accounting)

Breakdown by the causes of deferred tax assets and deferred tax liabilities incurred

(Thousands of yen)

53rd Term (From April 1, 2000 to March 31, 2001)		54th Term (From April 1, 2001 to March 31, 2002)	
Deferred tax assets (floating)		Deferred tax assets (floating)	
- Excess of tax deductible maximum amount transferable to allowance for bonuses	¥180,526	- Excess of tax deductible maximum amount transferable to allowance for bonuses	¥116,925
- Negated business tax payable, etc.	¥94,539	- Negated business tax payable, etc.	¥44,861
- Others	¥929	- Others	¥6,926
	¥275,995		¥168,713
Deferred tax liabilities (floating)		Deferred tax liabilities (floating)	
- Reserve for special redemption	Δ ¥1,212	- Reserve for special redemption	Δ ¥1,020
Net deferred tax assets (floating)	¥274,782	Net deferred tax assets (floating)	¥167,693
Deferred tax assets (fixed)		Deferred tax assets (fixed)	
- Negated allowance transferred to officers' retirement allowance	¥95,312	- Negated allowance transferred to officers' retirement allowance	¥61,378
- Others	¥31,565	- Excess of tax deductible maximum amount transferable to retirement allowance	¥41,110
	¥126,877	- Others	¥30,175
			¥132,664
Deferred tax liabilities (fixed)		Deferred tax liabilities (fixed)	
- Evaluation balance of other securities	Δ ¥459,166	- Evaluation balance of other securities	Δ ¥521,115
- Special depreciation reserve	Δ ¥7,277	- Others	Δ ¥8,179
- Others	Δ ¥2,493		Δ ¥529,295
	Δ ¥468,937		
Net deferred tax assets (fixed)	Δ ¥342,060	Net deferred tax assets (fixed)	Δ ¥396,631

(Per Share Information)

Item	53rd Term (From April 1, 2000 to March 31, 2001)	54th Term (From April 1, 2001 to March 31, 2002)
Net assets per share	¥868.19	¥972.60
Basic earnings per share	¥102.76	¥90.36
Fully diluted earning per share	¥102.65	¥90.31

Note: From this fiscal year, per share information is calculated deducting the number of treasury shares in accordance with the amendment to the rules concerning the financial documents.

4) Supplementary Statements

1. Securities

(Securities)

Type and Name of Shares			Number of Shares	Value posted on Balance Sheet (Thousands of yen)
Investment Securities	Other Securities	CTX OPTO Electronics Corp.	3,911,320	1,080,384
		Colorlink Inc.	330,000	373,100
		The Hachijuni Bank, Ltd.	451,113	259,841
		Mitsubishi Electric Corporation	275,000	165,275
		Daishi Bank, Ltd.	373,809	144,290
		Mitsubishi Gas Chemical Company, Inc.	666,000	142,524
		VREX, Inc.	800,000	133,250
		Toshiba Corporation	207,476	117,016
		The Nomura Securities Co., Ltd.	45,252	76,928
		Mizuho Holdings, Inc.	244	73,971
		Other 22 securities	498,534	181,653
		Subtotal	7,558,749	2,748,236
Total			7,558,749	2,748,236

(Others)

Type and Name of Shares			Number of Funds, etc.	Value posted on Balance Sheet (Thousands of yen)
Securities	Other Securities	Money Management Fund	160,498,475	160,498
		Subtotal	160,498,475	160,498
Investment Securities	Other Securities	3 types of Beneficiary Shares of Investment Trusts	158,470	143,542
		Subtotal	158,470	143,542
Total			---	304,041

(Tangible Fixed Assets, etc.)

(Thousands of yen)

Type of asset	Balance at the end of previous term	Increase during the current term	Decrease during the current term	Balance at the end of current term	Accumulated depreciation or depreciation at the end of current term	Depreciation for the current term	Balance at the end of current term
Tangible Fixed Assets							
Buildings	7,750,202	970,001	18,663	8,701,540	4,298,139	351,370	4,403,400
Structures	667,740	21,484	3,820	685,404	443,687	42,965	241,716
Machinery and equipment	11,491,093	1,489,249	214,442	12,765,900	9,331,036	995,071	3,434,864
Vehicles and delivery equipment	90,062	3,247	2,180	91,129	76,273	8,449	14,856
Tools and fixtures	961,978	117,941	7,790	1,072,129	873,476	79,772	198,653
Land	1,583,645	---	2,897	1,580,747	---	---	1,580,747
Construction in progress	1,412,182	2,176,444	2,773,839	814,787	---	---	814,787
Total Tangible Fixed Assets	23,956,904	4,778,367	3,023,633	25,711,639	15,022,613	1,477,630	10,689,026
Intangible Fixed Assets							
Telephone subscription rights	---	---	---	9,095	---	---	9,095
Facilities utilization rights	---	---	---	7,430	4,705	495	2,724

Patent license	---	---	---	1,000	812	125	187
Software	---	---	---	546	424	100	121
Others	---	---	---	2,500	508	316	1,991
Total Intangible Fixed Assets	---	---	---	20,571	6,451	1,037	14,120
Long-term prepaid expenses	18,900	12,733	5,640	25,993	944	66	25,048
Deferred Assets	---	---	---	---	---	---	---
Total Deferred Assets	---	---	---	---	---	---	---

Notes:
1. *Major factors contributing to the increase in buildings include electronic materials manufacturing plants (¥291,609,000), and optical materials manufacturing plants (¥303,439,000).*
2. *Major factors contributing to the increase in machinery and equipment include electronic materials manufacturing equipment (¥826,865,000), and optical materials manufacturing equipment (¥555,846,000).*
3. *Major factors contributing to the increase in construction in progress include electronic materials manufacturing plants and facilities (¥445,634,000), and optical materials manufacturing plants and facilities (¥1,285,261,000).*
4. *As the amount of intangible fixed properties does not reach 1/100 of total assets, the columns for Balance at the end of previous term, Increase during current term, and Decrease during current term are omitted.*

(Capital Stock)

(Thousands of yen)

Category		Balance at the end of previous term	Increase during the current term	Decrease during the current term	Balance at the end of current term
Capital stock		3,876,350	2,243,905	---	6,320,255
Shares issued of capital stock	Par value common stocks	(19,791,800 shares) 3,876,350	(4,520,180 shares) 2,443,905	(---) ---	(24,311,980 shares) 6,320,255
	Total	(19,791,800 shares) 3,876,350	(4,520,180 shares) 2,443,905	(---) ---	(24,311,980shares) 6,320,255
Capital reserve and other capital surplus	(Capital reserve) Capital paid-in excess of par value	2,988,713	2,443,905	---	5,432,618
	Total	2,988,713	2,443,905	---	5,432,618
Earned reserve and voluntary reserve	(Earned reserve)	693,262	55,000	---	748,262
	(Voluntary reserve)				
	- Dividend reserve	171,600	---	---	171,600
	- Reserve for advanced depreciation of fixed assets	4,428	---	1,031	3,396
	- Reserve for special redemption	9,315	3,866	1,330	11,851
	- General reserve	6,480,000	1,250,000	---	7,730,000
	Total	7,358,606	1,308,866	2,362	8,665,110

Notes:
1. *The number of treasury shares is 494 shares as of the end of the current fiscal year.*
2. *Increase in capital stock and increase and decrease in capital reserve during the current term is due to the following factors:*
   a. *Private placement and subscription in domestic and foreign markets except U.S. on December 18, 2001.*
      Shares issued: 2,500,000 shares
      Issue price: ¥1,932
      Amount transferred to Capital Stock: ¥966
   b. *Execution of new share subscription rights in accordance with the Item 1 of previous Article 280-19 of the Commercial Code.*
      Shares issued: 41,000 shares
      Issue price: ¥1,410
      Amount transferred to Capital Stock: ¥705
3. *Increase in earned reserve, reserve for special redemption and general reserve and decrease in reserve for advanced depreciation of fixed assets is due to transaction of profit of the previous term.*

(Schedule of Allowances)

(Thousands of yen)

Category	Balance at the end of previous term	Increase during the current term	Decrease during the current term (Purposed use)	Decrease during the current term (Others)	Balance at the end of the current term
Allowance for doubtful accounts	76,250	40,151	43,911	*1 32,339	40,151
Reserve for retirement allowance	---	496,224	---	---	496,224
Reserve for officers' retirement bonuses	228,348	21,905	103,204	---	147,049

Notes: 1. Decrease in allowance for doubtful accounts for the current term (Others) is due to written-off amounts of general liabilities at the actual rate of default.

(2) Contents of Main Assets and Liabilities

1) Assets

(i) Cash and deposits

(Thousands of yen)

Category	Amount
Cash	1,989
Deposits	5,973,514
(Current deposit)	(2,639,549)
(Savings deposit)	(58,032)
(Fixed deposit)	(3,275,931)
Total	5,975,503

(ii) Trade notes receivable

(a) By Drawer

(Thousands of yen)

Customer	Amount
Shinsei Shoji	186,303
Kyoei Denshi	157,676
Sanki Sangyo	96,326
Toppan Printing Co., Ltd.	90,736
Polatechno Co., Ltd.	84,432
TMA Electric Co., Ltd. and others	1,005,387
Total	1,620,862

(b) By Due date

(Thousands of yen)

Due date	Total amount
March 2002	175,866
April 2002	331,085
May 2002	348,825
June 2002	359,613
July 2002	285,383
August 2002	90,521
By and after September 2002	29,565
Total	1,620,862

(iii) Accounts receivable

(a) By Debtor

(Thousands of yen)

Customer	Amount
Kuraray Co., Ltd.	808,032
Sumitomo Shoji Plastics Co., Ltd.	549,942
Electro Techno	389,411
Ajinomoto Fine Techno Co., Inc.	302,797
Jamco Corporation	283,291
Toshiba Corporation and others	3,390,545
Total	5,724,019

(b) State of accounts receivable

(Thousands of yen)

Amount brought forward from the previous term (A)	Amount accrued during the current term (B)	Amount collected during the current term (C)	Closing balance (D)	Collection ratio (C) / (A)+(B)	Outstanding period [(A)+(D)]x1/2 x365 / (B)
7,305,614	27,364,031	28,945,626	5,724,019	83.5	86 days

(c) Finished products and merchandise

(Thousands of yen)

Category	Amount
Optical materials	813
Electric insulating materials	139
Industrial-use structural materials	14,174
Related products	3,461
Total	18,589

(d) Semi-finished goods

(Thousands of yen)

Category	Amount
Electronic materials	471,775
Optical materials	331,574
Electric insulating materials	17,311
Industrial-use structural materials	78,611
Total	899,271

(e) Raw materials

(Thousands of yen)

Category	Amount
Glass and special fibers	13,739
Resin and chemical goods	33,002
Special film and others	195,898
Total	242,640

(f) Work-in-progress

(Thousands of yen)

Category	Amount
Electronic materials	146,352
Optical materials	577,282
Electric insulating materials	40,398
Industrial-use structural materials	103,561
Total	867,594

(g) Equity shares of affiliated companies

Name of shares	Number of shares	Amount (Thousands of yen)
Arisawa Kenpan Co., Ltd.	600	30,000
Arisawa Sangyo, Ltd.	40,000	22,000
Arisawa Jushi Kogyo Co., Ltd.	20,000	10,000
Arisawa Optic Co., Ltd.	200	10,000
Arisawa Fiber Glass Co., Ltd.	2,000	100,000
Eagle Co., Ltd.	1,000	10,000
Colorlink Japan Co., Ltd.	1,680	84,000
Myoko Shinko Co., Ltd.	1,000	7,500
Shinano Co., Ltd.	4,000	200,000
Scalar Corporation	800,000	340,000
Polatechno Co., Ltd.	11,160	558,000
Taiflex Scientific Co., Ltd.	9,000,000	492,259
Ryoyu Kogyo Co., Ltd.	10,000	5,000
Total	9,891,640	1,868,759

2) Liabilities

(i) Trade notes payable

(a) Description by creditor

(Thousands of yen)

Category	Amount
Nihon Acryl Ace	357,484
Mitsui & Co., Ltd.	317,799
Arisawa Fiber Glass Co., Ltd.	254,945
Nippon Kayaku Co., Ltd.	184,336
JSR Co., Ltd.	162,196
Teijin Chemicals Ltd. and others	2,310,519
Total	3,587,282

Note: Including facilities related notes payable worth ¥567,533,000.

(b) By Due date

(Thousands of yen)

Due date	General	Facilities related	Total amount
March 2002	244,297	51,645	295,942
April 2002	690,844	61,841	752,686
May 2002	736,379	273,579	1,009,959
June 2002	588,005	99,625	687,631
July 2002	563,211	76,498	639,709
August 2002	197,009	4,343	201,352
Total	3,019,748	567,533	3,587,282

(ii) Accounts payable

(Thousands of yen)

Category	Amount
Sumitomo Shoji Plastics Co., Ltd.	673,844
Kuraray Co., Ltd.	396,676
Arisawa Fiber Glass Co., Ltd.	235,507
Ajinomoto Fine Techno Co., Inc.	129,988
Nihon Acryl Ace	129,247
Jamco Corporation	896,423
Total	2,461,688

(3) Others

No applicable matters.

VI. Outline of Stock Affairs

Closing Date	March 31
Ordinary general shareholders meeting	In June
Closing period of the register of shareholders	April 1 through April 30
Record Date	March 31
Type of Shares	Certificates are classed as one (1) share, fifty (50) shares, one hundred (100) shares, five hundred (500) shares, one thousand (1,000) shares, ten thousand (10,000) shares and those for shares numbering less than one hundred (100).
Record date for interim dividend	September 30
Number of shares comprising one unit of shares	One hundred (100) shares
Transfer of Shares	
Transfer office	Transfer Agent Dept., UFJ Trust Bank Limited 4-3, Marunouchi 1-chome, Chiyoda-ku, Tokyo
Transfer agent	Transfer Agent Dept., UFJ Trust Bank Limited
Service office	Branches of UFJ Trust Bank Limited, Head Office, branches, and sales offices of The Nomura Securities Co., Ltd.
Registration fee	No charge
Commission for new share issuance	No charge
Buying of odd-lots	
Transfer Office	Transfer Agent Dept., UFJ Trust Bank Limited 4-3, Marunouchi 1-chome, Chiyoda-ku, Tokyo
Transfer agent	Transfer Agent Dept., UFJ Trust Bank Limited
Service office	Branches of UFJ Trust Bank Limited, Head Office, branches, and sales offices of The Nomura Securities Co., Ltd.
Buying commission	The amount of trading commission per unit of shares, which is predetermined by the Tokyo Stock Exchange, is divided proportionally by the number of odd-lot shares below the unit.
Newspaper for public notice	The Nihon Keizai Shimbun
Privileges of shareholders	None

VII. Reference Information

The Company submitted the following documents to the authorities during the period from the first day of the current fiscal year by the date for filing financial statements.

(1) Securities Report and the attached documents
Fiscal year (53rd term)
From April 1, 2000 to March 31, 2001
Submitted to Head of Kanto Local Finance Bureau on June 28, 2001.

(2) Securities Registration Statement and the attached documents
Submitted to Head of Kanto Local Finance Bureau on July 26, 2001.
The above is the securities statement prepared in accordance with the issuance of new shares.

(3) Amendment of the Securities Registration Statement and the attached documents
Submitted to Head of Kanto Local Finance Bureau on August 10, 2001.
This is the amendment report to the Securities Registration Statement submitted on July 26, 2001 due to the firm decision of the issue price and the amount transferred to the capital account.

(4) Securities Registration Statement and the attached documents
Submitted to Head of Kanto Local Finance Bureau on November 28, 2001.
The above is the securities statement prepared in accordance with the issuance of new shares.

(5) Extraordinary Report
Submitted to Head of Kanto Local Finance Bureau on November 28, 2001.
The above is the extraordinary report prepared in accordance with the issuance of new shares.

(6) Amendment of the Extraordinary Report and attached documents
Submitted to Head of Kanto Local Finance Bureau on November 30, 2001.
The above is the amendment report prepared in accordance with the additional documents to the attachment of the Extraordinary Report submitted on November 28, 2001.

(7) Amendment of the Securities Registration Statement and the attached documents
Submitted to Head of Kanto Local Finance Bureau on December 6, 2001.
This is the amendment report to the Securities Registration Statement submitted on November 28, 2001 due to the firm decision of the issue price and the amount transferred to the capital account.

(8) Amendment of the Extraordinary Report and attached documents
Submitted to Head of Kanto Local Finance Bureau on December 7, 2001.
This is the amendment report to the Extraordinary Report submitted on November 28, 2001 due to the firm decision of the issue price and the amount transferred to the capital account.

(9) Amendment of the Extraordinary Report
Submitted to Head of Kanto Local Finance Bureau on December 12, 2001.
This is the amendment report to the Extraordinary Report submitted on November 28, 2001 due to the firm decision of the number of issuance.

(10) Interim Report
(During 54th term) From April 1, 2001 to September 30, 2001
Submitted to Head of Kanto Local Finance Bureau on December 25, 2001

Part II. Information on Guaranty Companies of the Company, etc.

No applicable matters.

Audit Report

June 28, 2001

To: Mr. Sanji Arisawa
Representative Director and President
Arisawa Manufacturing Co., Ltd.

Century Ota Showa & Co.

Tadao Kawauchi [Seal]
Representative Partner, Certified Public Accountant

Michiaki Miyajima [Seal]
Representative Partner, Certified Public Accountant

For the purposes of audit certification in compliance with Article 193-2 of the Securities and Exchange Law, we audited the consolidated financial statements for the consolidated fiscal year from April 1, 2000 to March 31, 2001; that is, the consolidated balance sheet, the consolidated profit and loss statement, the consolidated earned surplus statement, consolidated cash flow statement and consolidated supplementary statements, all of which are listed in the State of Accounting of Arisawa Manufacturing Co., Ltd.

We conformed audit standards, which are generally accepted as fair standards for auditing, and implemented such audit procedures as should be generally implemented.

As a result of the audit, we recognize that the accounting policies and procedures adopted for the consolidated financial statements by the Company are prepared in accordance with generally accepted fair auditing standards of corporate accounting; that the same standards as those for the previous fiscal year have been consistently used except for the following notes, and that the consolidated financial statements of the Company are prepared in compliance with the "Regulations Concerning Terms, Forms and Preparation Method of Consolidated Financial Statements, etc." (Ministerial Ordinance No. 28 of the Ministry of Finance in 1976).

(Notes)

As set forth in the statement of significant particulars which form the basis for preparing the consolidated balance sheets, the method of booking lease expenses in connection with lease assets has been changed from booking in sales, general and administrative expenses to statement as a non-operating expense. This change is recognized to be based on good reason, as it was made in order to match "lease income" which was booked as non-operating income since there was a significant increase in lease assets on the part of the submitting company. This amendment has increased operating income by ¥58,139,000 when compared to the former method, but has not had any effect on ordinary income or net income prior to adjustment for taxes, etc. The impact on segment information is stated in Note 4. of "Segment Information by Type of Business."

Accordingly, we recognize and certify that the above consolidated financial statements present fairly the financial position as of March 31, 2001 and the results of the operations and the cash flows for the fiscal year ended March 31, 2001 of Arisawa Mfg. Co., Ltd. and its consolidated subsidiaries.

There exists no special interest between the Company and this accounting firm or the responsible partners of the firm under the provisions of the Certified Public Accountant Law.

Note: Because the principles of consolidated financial statements, and the accounting standards relating to retirement benefit, the accounting standards relating to financial products and the accounting standards relating to foreign currency denominated transactions after amendment are applicable to the current consolidated fiscal year as stated in the notes of Additional Information for Preparation of Consolidated Financial Statements, the Company prepared its consolidated financial statements in accordance with these principles and accounting standards.

Note: All matters stated in the above are duplicated electronically from the original Audit Report which is kept by the Company.

Audit Report

June 28, 2002

To: Mr. Sanji Arisawa
Representative Director and President
Arisawa Manufacturing Co., Ltd.

Shin Nihon & Co.

Tadao Kawauchi [Seal]
Representative Partner, Certified Public Accountant

Michiaki Miyajima [Seal]
Representative Partner, Certified Public Accountant

For the purposes of audit certification in compliance with Article 193-2 of the Securities and Exchange Law, we audited the consolidated financial statements for the consolidated fiscal year from April 1, 2001 to March 31, 2002; that is, the consolidated balance sheet, the consolidated profit and loss statement, the consolidated earned surplus statement, consolidated cash flow statement and consolidated supplementary statements, all of which are listed in the State of Accounting of Arisawa Manufacturing Co., Ltd.

We conformed audit standards, which are generally accepted as fair standards for auditing, and implemented such audit procedures as should be generally implemented.

As a result of the audit, we recognize that the accounting policies and procedures adopted for the consolidated financial statements by the Company are prepared in accordance with generally accepted fair auditing standards of corporate accounting; that the same standards as those for the previous fiscal year have been consistently used and that the consolidated financial statements of the Company are prepared in compliance with the "Regulations Concerning Terms, Forms and Preparation Method of Consolidated Financial Statements, etc." (Ministerial Ordinance No. 28 of the Ministry of Finance in 1976).

Accordingly, we recognize and certify that the above consolidated financial statements present fairly the financial position as of March 31, 2002 and the results of the operations and the cash flows for the fiscal year ended March 31, 2002 of Arisawa Mfg. Co., Ltd. and its consolidated subsidiaries.

There exists no special interest between the Company and this accounting firm or the responsible partners of the firm under the provisions of the Certified Public Accountant Law.

Note: All matters stated in the above are duplicated electronically from the original Audit Report which is kept by the Company.

Audit Report

June 28, 2001

To: Mr. Sanji Arisawa
Representative Director and President
Arisawa Manufacturing Co., Ltd.

Century Ota Showa & Co.

Tadao Kawauchi [Seal]
Representative partner, Certified Public Accountant

Michiaki Miyajima [Seal]
Representative Partner, Certified Public Accountant

For the purposes of audit certification in compliance with Article 193-2 of the Securities and Exchange Law, we audited the financial statements for the 53rd fiscal year from April 1, 2000 to March 31, 2001; that is, the balance sheet, the profit and loss statement, the earned surplus statement and supplementary statements, all of which are listed in the State of Accounting of Arisawa Manufacturing Co., Ltd.

We conformed audit standards, which are generally accepted as fair standards for auditing, and implemented such audit procedures as should be generally implemented.

As a result of the audit, we recognize that the accounting policies and procedures adopted for the financial statements by the Company are prepared in accordance with generally accepted fair auditing standards of corporate accounting; that the same standards as those for the previous fiscal year have been consistently used except for the following notes, and that the financial statements of the Company are prepared in compliance with the "Regulations Concerning Terms, Forms and Preparation Method of Consolidated Financial Statements, etc." (Ministerial Ordinance No. 59 of the Ministry of Finance in 1963).

(Notes)

As set forth in the statement of significant particulars which form the basis for preparing the consolidated balance sheets, the method of booking lease expenses in connection with lease assets has been changed from booking in sales, general and administrative expenses to statement as a non-operating expense. This change is recognized to be based on good reason, as it was made in order to match "lease income" which was booked as non-operating income since there was a significant increase in lease assets resulting from the establishment of the subsidiary Arisawa Fiber Glass, Co., Ltd., in July, 2000, and leasing of manufacturing equipment to this company in connection with the business of manufacturing glass cloth. This amendment has increased operating income by ¥334,119,000 when compared to the former method, but has not had any effect on ordinary income or net income before taxes.

Accordingly, we recognize and certify that the above financial statements present fairly the financial position as of March 31, 2001 and the results of the operations and the cash flows for the fiscal year ended March 31, 2001 of Arisawa Manufacturing Co., Ltd.

There exists no special interest between the Company and this accounting firm or the responsible partners of the firm under the provisions of the Certified Public Accountant Law.

Note: Because the principles of consolidated financial statements, and the accounting standards relating to retirement benefit, the accounting standards relating to financial products and the accounting standards relating to foreign currency denominated transactions after amendment are applicable to the current consolidated fiscal year as stated in the notes of Additional Information for Preparation of Consolidated Financial Statements, the Company prepared its consolidated financial statements in accordance with these principles and accounting standards.

Note: All matters stated in the above are duplicated electronically from the original Audit Report which is kept by the Company.

Arisawa Mfg. Co., Ltd.

Audit Report

June 28, 2002

To: Mr. Sanji Arisawa
Representative Director and President
Arisawa Manufacturing Co., Ltd.

Shin Nihon & Co.

Tadao Kawauchi [Seal]
Representative partner, Certified Public Accountant

Michiaki Miyajima [Seal]
Representative Partner, Certified Public Accountant

For the purposes of audit certification in compliance with Article 193-2 of the Securities and Exchange Law, we audited the financial statements for the 54th fiscal year from April 1, 2001 to March 31, 2002; that is, the balance sheet, the profit and loss statement, the earned surplus statement and supplementary statements, all of which are listed in the State of Accounting of Arisawa Manufacturing Co., Ltd.

We conformed audit standards, which are generally accepted as fair standards for auditing, and implemented such audit procedures as should be generally implemented.

As a result of the audit, we recognize that the accounting policies and procedures adopted for the financial statements by the Company are prepared in accordance with generally accepted fair auditing standards of corporate accounting; that the same standards as those for the previous fiscal year have been consistently used, and that the financial statements of the Company are prepared in compliance with the "Regulations Concerning Terms, Forms and Preparation Method of Consolidated Financial Statements, etc." (Ministerial Ordinance No. 59 of the Ministry of Finance in 1963).

Accordingly, we recognize and certify that the above financial statements present fairly the financial position as of March 31, 2002 and the results of the operations and the cash flows for the fiscal year ended March 31, 2002 of Arisawa Manufacturing Co., Ltd.

There exists no special interest between the Company and this accounting firm or the responsible partners of the firm under the provisions of the Certified Public Accountant Law.

Note: All matters stated in the above are duplicated electronically from the original Audit Report which is kept by the Company.